SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2008
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

4 - NIRE (State Registration Number)

3.530.015.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar	2 - DISTRICT Itaim Bibi

3 - ZIP CODE 04530-001	4 - CITY São Paulo	5 - STATE SP

6 - AREA CODE 011	7 - TELEPHONE 2122-1414	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEX

11 - AREA CODE 011	12 - FAX 2122-1526	13 - FAX -	14 - FAX -

15 - E-MAIL ri@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Graham David Staley

2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar	3 - DISTRICT Itaim Bibi

4 - ZIP CODE 04530-001	5 - CITY São Paulo	6 - STATE SP

7 - AREA CODE 011	8 - TELEPHONE 2122-1414	9 - TELEPHONE 2122-1415	10 - TELEPHONE -	11 - TELEX

12 - AREA CODE 011	13 – FAX 2122-1526	14 - FAX -	15 - FAX -

16 - E-MAIL ri@ambev.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2008	12/31/2008	3	7/1/2008	9/30/2008	2	4/1/2008	6/31/2008
09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes					10 - CVM CODE 00418-9
11 - PARTNER IN CHARGE Pedro Augusto de Melo					12 - PARTNER’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 011.512.108-03

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 9/30/2008	2 - PREVIOUS QUARTER 6/30/2008	3 - SAME QUARTER, PREVIOUS YEAR 9/30/2007
Paid-in Capital
1 - Common	345,508	345,077	345,055
2 - Preferred	269,404	269,342	279,362
3 - Total	614,912	614,419	624,417
Treasury shares
4 - Common	97	69	334
5 - Preferred	788	686	3,250
6 - Total	885	755	3,584

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Foreign
4 - ACTIVITY CODE 1090 - Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified opinion

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	7/11/2008	Dividend	7/31/2008	Common	1.1600000000
02	RCA	7/11/2008	Dividend	7/31/2008	Preferred	1.2760000000
03	RCA	7/11/2008	Interest attributed to shareholders’ equity	7/31/2008	Common	0.3800000000
04	RCA	7/11/2008	Interest attributed to shareholders’ equity	7/31/2008	Preferred	0.41 80000000
05	RCA	9/24/2008	Dividend	10/13/2008	Common	0.9400000000
06	RCA	9/24/2008	Dividend	10/13/2008	Preferred	1.0340000000
07	RCA	9/24/2008	Interest attributed to shareholders’ equity	10/13/2008	Common	0.3700000000
08	RCA	9/24/2008	Interest attributed to shareholders’ equity	10/13/2008	Preferred	0.4070000000

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)
01	4/28/2008	6,105,207	202,187	Capital Reserve	1,814	111.4800000000
02	4/28/2008	6,307,394	105,049	Capital Reserve	852	123.3000000000
03	4/28/2008	6,412,443	131,672	Capital Reserve	0	0.0000000000
04	4/28/2008	6,544,115	0	Cancelation of shares	-12,663	0.0000000000
05	7/25/2008	6,592,200	48,085	Private Subscription in Cash	431	111.4800000000
06	7/25/2008	6,599,777	7,577	Private Subscription in Cash	61	123.3000000000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2008	4 - 6/30/2008
1	Total assets	30,267,475	29,683,370
1.01	Current assets	3,208,734	3,340,932
1.01.01	Available funds	525,691	527,115
1.01.01.01	Cash and cash equivalents	525,691	527,115
1.01.02	Credits	970,389	826,219
1.01.02.01	Clients	436,265	448,070
1.01.02.02	Sundry Credits	534,124	378,149
1.01.02.02.01	Securities	0	0
1.01.02.02.02	Recoverable taxes	362,040	378,149
1.01.02.02.03	Unrealized gains derivatives	172,084	0
1.01.03	Inventories	719,311	750,119
1.01.03.01	Finished products	194,488	205,841
1.01.03.02	Work in process	59,237	62,682
1.01.03.03	Raw materials	231,244	263,798
1.01.03.04	Production materials	160,260	133,132
1.01.03.05	Supplies and other	74,526	85,060
1.01.03.06	Provision for losses	(444)	(394)
1.01.04	Other	993,343	1,237,479
1.01.04.01	Dividends and/or Interest attributed to shareholders’ equity	2,709	2,709
1.01.04.02	Deferred income and social contribution taxes	626,454	642,920
1.01.04.03	Prepaid expenses	271,136	372,637
1.01.04.04	Deferred result of financial instruments	0	138,368
1.01.04.05	Other assets	93,044	80,845
1.02	Non-current assets	27,058,741	26,342,438
1.02.01	Long-term assets	2,905,715	3,095,617
1.02.01.01	Sundry Credits	2,377,521	2,361,258
1.02.01.01.01	Compulsory, judicial deposits and tax incentives	292,319	293,182
1.02.01.01.02	Advances to employees for purchase of shares	29,364	32,988
1.02.01.01.03	Deferred income and social contribution taxes	2,055,838	2,035,088
1.02.01.02	Credits with Related Parties	148,600	324,446
1.02.01.02.01	Direct and Indirect Associated companies	0	0
1.02.01.02.02	Subsidiaries	148,600	324,446
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	379,594	409,913
1.02.01.03.01	Assets held for sale	64,719	68,237
1.02.01.03.02	Prepaid expenses	126,626	131,203
1.02.01.03.03	Assets surplus - AmBev Institute	18,503	18,503
1.02.01.03.04	Recoverable taxes	162,536	178,644
1.02.01.03.05	Advance for future capital increase	536	403
1.02.01.03.06	Other assets	6,674	12,923
1.02.02	Permanent Assets	24,153,026	23,246,821

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2008	4 - 6/30/2008
1.02.02.01	Investments	19,474,022	18,233,872
1.02.02.01.01	Interest in Direct and Indirect Associated Companies	0	0
1.02.02.01.02	Interest in Direct and Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	18,701,024	17,430,591
1.02.02.01.04	Interest in Subsidiaries -Goodwill	756,968	787,251
1.02.02.01.05	Other investments	16,030	16,030
1.02.02.02	Property, plant and equipment	2,470,374	2,672,694
1.02.02.03	Intangible assets	351,470	374,771
1.02.02.04	Deferred charges	1,857,160	1,965,484

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2008	4 - 6/30/2008
2	Total liabilities	30,267,475	29,683,370
2.01	Current liabilities	8,458,142	6,888,819
2.01.01	Loans and financings	2,351,298	2,353,829
2.01.02	Debentures	884,894	57,944
2.01.03	Suppliers	725,777	848,114
2.01.04	Taxes, charges and contributions	488,397	640,679
2.01.04.01	Income and social contribution taxes	116	167,769
2.01.04.02	Other taxes and contributions payable	488,281	472,910
2.01.05	Dividends payable	894,969	267,330
2.01.05.01	Dividends payable	620,851	15,981
2.01.05.02	Provision for interest attributed to shareholders’ equity	274,118	251,349
2.01.06	Provisions	89,233	102,752
2.01.06 .01	Contingencies	64,456	64,456
2.01.06 .02	Other provisions	24,777	38,296
2.01.07	Accounts payable to related parties	2,424,232	1,712,364
2.01.08	Other	599,342	905,807
2.01.08.01	Unrealized loss on derivatives	0	303,368
2.01.08.02	Marketing accounts payable	293,869	339,413
2.01.08.03	Payroll, profit sharing and related charges	142,444	156,089
2.01.08.04	Deferred income (gains) with fin. instruments	90,643	0
2.01.08.05	Other liabilities	72,386	106,937
2.02	Non-current liabilities	5,788,043	6,108,948
2.02.01	Long-term liabilities	5,523,116	5,876,388
2.02.01.01	Loans and financings	2,359,921	2,030,015
2.02.01.02	Debentures	1,248,030	2,065,080
2.02.01.03	Provisions	283,098	319,766
2.02.01.03.01	For contingencies	283,098	319,766
2.02.01.04	Accounts payable to related parties	865,540	726,604
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	766,527	734,923
2.02.01.06.01	Deferral of taxes on sales	391,664	397,643
2.02.01.06.02	Provision for medical assistance benefits/Other	103,931	101,965
2.02.01.06.03	Deferred income and social contribution taxes	15,421	16,471
2.02.01.06.04	Unsecured liabilities – subsidiaries	242,297	218,844
2.02.01.06.05	Other liabilities	13,214	0
2.02.02	Future taxable income	264,927	232,560
2.04	Shareholders' equity	16,021,290	16,685,603
2.04.01	Paid-in capital stock	6,599,777	6,544,115
2.04.02	Capital reserves	7,755,111	7,812,055
2.04.02.01	Stock option premium	0	0
2.04.02.02	Goodwill in the subscription of shares	4,986,223	4,989,897
2.04.02.03	Tax incentives	698,049	698,049
2.04.02.04	Treasury shares	(105,310)	(107,636)
2.04.02.05	Advances for Future Capital Increase	66	55,662

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2008	4 - 6/30/2008
2.04.02.06	Special goodwill reserve IN 319/99	2,176,083	2,176,083
2.04.03	Revaluation Reserve	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Profit reserves	429,377	1,182,041
2.04.04.01	Legal	208,832	208,832
2.04.04.02	Statutory	220,545	973,209
2.04.04.02.01	For Investments	220,545	973,209
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Retained earnings/accumulated losses	1,237,025	1,147,392
2.04.06	Advances for future capital increase	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - 7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008	5 - 7/1/2007 to 9/30/2007	6 - 1/1/2007 to 9/30/2007
3.01	Gross sales and/or services	5,588,037	18,261,318	5,771,812	17,291,804
3.02	Gross sales deductions	(3,114,519)	(10,107,408)	(3,105,099)	(9,225,713)
3.03	Net sales and/or services	2,473,518	8,153,910	2,666,713	8,066,091
3.04	Cost of sales and/or services	(1,025,077)	(3,147,569)	(977,746)	(2,904,646)
3.05	Gross profit	1,448,441	5,006,341	1,688,967	5,161,445
3.06	Operating Expenses/Income	(516,786)	(2,689,307)	(960,217)	(3,056,487)
3.06.01	Selling	(464,463)	(1,523,966)	(484,220)	(1,434,404)
3.06.02	General and administrative	(323,639)	(1,059,845)	(306,173)	(788,846)
3.06.02.01	Administrative Expenses	(117,304)	(363,255)	(115,735)	(326,650)
3.06.02.02	Management fees	1,203	(12,373)	(5,896)	(6,105)
3.06.02.03	Provisions for contingencies	2,525	(42,488)	9,367	26,596
3.06.02.04	Depreciation and amortization	(210,063)	(641,729)	(193,909)	(482,687)
3.06.03	Financial	(754,424)	(1,083,356)	(191,613)	(543,647)
3.06.03.01	Financial income	356,451	388,604	61,006	46,828
3.06.03.02	Financial expenses	(1,110,875)	(1,471,960)	(252,619)	(590,475)
3.06.04	Other operating income	172,341	318,063	87,180	214,991
3.06.05	Other operating expenses	(65,614)	(199,648)	(30,192)	(201,864)
3.06.06	Equity accounting results	919,013	859,445	(35,199)	(302,717)
3.07	Operating income	931,655	2,317,034	728,750	2,104,958
3.08	Non-operating income	4,121	2,353	(5,438)	10,209
3.08.01	Income	4,289	5,115	1,278	18,593
3.08.02	Expenses	(168)	(2,762)	(6,716)	(8,384)
3.09	Income before taxes/profit sharing	935,776	2,319,387	723,312	2,115,167
3.10	Provision for income and social contribution taxes	434	(45,846)	33,112	7,104
3.11	Deferred income tax	5,335	(185,761)	(136,603)	(410,621)
3.12	Statutory Contributions/Profit Sharing	7,491	7,163	(29,996)	(27,257)
3.12.01	Profit Sharing	7,491	7,163	(29,996)	(27,257)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008	5 - 7/1/2007 to 9/30/2007	6 - 1/1/2007 to 9/30/2007
3.12.01.01	Employees	3,943	5,413	(28,183)	(24,773)
3.12.01.02	Management	3,548	1,750	(1,813)	(2,484)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	949,036	2,094,943	589,825	1,684,393
	NUMBER OF OUTSTANDING SHARES EXCLUDING TREASURY SHARES (in thousands)	614,027	614,027	620,833	620,833
	EARNINGS PER SHARE (Reais)	1.54559	3.41181	0.95005	2.71312
	LOSS PER SHARE (Reais)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Monetary amounts in thousands, unless otherwise stated.

1.	OUR GROUP AND OPERATIONS

a)	Overview

Companhia de Bebidas das Américas - AmBev (referred as “Company” or “AmBev” or “Parent Company”), headquartered in São Paulo, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

The Company maintains an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea, Gatorade and H2OH!.

The Company maintains a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Brewing Company Limited (“Labatt Canada”), to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license of InBev S.A./N.V. (“InBev”) in Brazil, Argentina, Canada, and other countries and, by means of a license granted to InBev, it distributes Brahma in the United States and in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange – BOVESPA and on the New York Stock Exchange – NYSE, as American Depositary Receipts - ADRs.

b)	Main events occurred in the periods of 2008 and of 2007

(i) Acquisition of interest from minority shareholders of Quilmes Industrial Société Anonymer (“Quinsa”)

During the first half of 2008, the Company, by means of its subsidiary Dunvegan S.A., concluded some purchase operations of shares from the minority shareholders of Quinsa, in the amount of R$11,794 (equivalent to US$7,257), of which 34,850 were Class A  shares and 152,008 Class B shares. These transactions resulted in a goodwill amounting to R$9,552.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(ii) Capital increase in AmBev International

On June 19, 2008, the Company performed a capital increase in Ambev International Finance Co. Ltd. in the amount of R$32 (equivalent to US$20) relative to the issue of 20,000 common shares. This increase resulted in a Premium in the Issue of Shares in the amount of R$32,103 (equivalent to US$19,980).

(iii) Sale of the brands and assets of Cervejaria Cintra Indústria e Comércio Ltda. (“Cintra”)

On May 21, 2008, the Company entered into a “Private Instrument of Assignment and Transfer of Assets, Rights and Obligations, with Sale and Purchase of Brands and Other Covenants”, with Schincariol Participações e Representações S.A. (“Schincariol”). The amounts related to the assignment and transfer of brands and sale of the distribution assets, according to the agreement, were R$16,600 and R$22,400, respectively. The result of the assignment and transfer of brands, totaling a loss of R$40, was recognized in the quarter ended June 30, 2008, while the result of the sale of the distribution assets was recognized in the quarter ended September 30, 2008, by occasion of the transfer of ownership of the assets to Schincariol.

As a result of the sale of the brands, the corporate name of Cintra was changed to Londrina Bebidas Ltda. (“Londrina”), on June 20, 2008.

(iv)  Outcome of the public tender offer for the shares of Quinsa

The Company announced on February 12, 2008 the closure of the public voluntary tender offer to acquire 5,483,950 Class A shares and up to 8,800,060 Class B shares (including Class B shares issued as American Depositary Shares (“ADS”) issued by its subsidiary Quinsa, Société Anonyme (“Quinsa”), which represented the outstanding Class A and Class B shares (including Class B shares held as ADS) not owned by AmBev or by its subsidiaries.

AmBev purchased 3,136,001 Class A shares, and 8,239,536.867 Class B shares (including 7,236,336.867 Class B shares held as ADS) issued by Quinsa, representing 57% of Quinsa’s Class A shares and 94% of Quinsa’s Class B shares not owned by AmBev or by its subsidiaries.

With the settlement of the offering, which took place on February 15, 2008, AmBev’s interest in Quinsa’s voting capital started to be of 99.56%, holding a 99.26% economic interest. The Company disbursed the amount of R$617,632 (the equivalent to US$353,499), to settle the transaction, which generated goodwill in the amount of R$500,737.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(v) Interest increase – Lambic Holding S.A. (“Lambic”)

On January 24, 2008, the Company, through its subsidiary Cervejarias Reunidas Skol Caracu S.A. (“Skol”), paid the amount of R$82,262 (the equivalent to US$46,000), for the acquisition of 12.901% of the shares of the subsidiary Lambic Holding S.A. (“Lambic”), in Argentina.

(vi) Acquisition of Obrinvest – Obras e Investimentos S.A. (“Obrinvest”)

On January 16, 2008, the Company acquired the total capital stock of Obrinvest – Obras e Investimentos S.A., the owner of Cintra brand. The difference between the amount of R$16,614 paid and Obrinvest’s book value of R$185 was recorded in “Intangible assets” as brands and patents. On May 15, 2008 there was the dissolution of Obrinvest. On the same date, the assets and liabilities of Obrinvest were assumed by the Company.

(vii) Merger of the subsidiary Beverage Associates Holding Ltd (“BAH”)

On June 29, 2007, the subsidiary BAH was merged into AmBev, with the purpose of simplifying the corporate structure and reducing costs of the two companies involved. The amortization of the goodwill recorded by AmBev, based on future profitability, is being, after the merger, considered deductable for fiscal purposes, pursuant to the tax legislation in force, and according to the opinion of its legal consultants. As BAH was 100% controlled by AmBev, there was no issuance of shares in the merger.

(viii) Acquisition of Lakeport Brewing Income Fund (“Lakeport”) by Labatt Canada

On March 29, 2007 Labatt Canada acquired 91.43% of Lakeport’s Units, and paid for the Units the amount of CAD$208,468 (equivalent to R$376,412 on December 31, 2007), recording a goodwill of CAD$205,935 (equivalent to R$371,838 on December 31, 2007), which is being amortized in a straight-line basis in the course of 10 years.

Subsequent to the compulsory acquisition of the remaining Units, Lakeport became Labatt Canada’s wholly-owned subsidiary. Labatt Canada made the necessary procedures to ensure that the Units were delisted from the Toronto Stock Exchange and obtained the authorization to cease being a reporting issuer under Canadian securities legislation.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(ix)           Sale and purchase agreement related to Cintra

On March 28, 2007, the Company announced the execution of the purchase and sale agreement of the total quotas of Goldensand – Comércio e Serviços; Sociedade Unipessoal Lda. ("Goldensand"), Cintra’s parent company, owning 95.89% of the quotas. The amount paid for the purchase was R$43,167 and resulted in goodwill initially calculated, in the amount of R$548,680, which is being amortized in 10 years.

In addition, the Company, through a Subsidiary, also acquired 4.11% of Cintra’s quotas at the acquisition price of R$6,482, resulting in goodwill of R$21,025, which is being amortized in 10 years. These transactions did not include the acquisition of Cintra’s brands.

On September 30, 2007, the Company carried out a detailed analysis of the assets and liabilities acquired from these companies and made adjustments, mainly related to the provision for contingencies and deferred income tax, which resulted in the reduction of the values of initial goodwill in the amounts of R$185,611 in Goldensand and R$7,964 in Cintra. The adjusted consolidated opening balance sheet of Goldensand is as follows:

04.17.07
Current assets	32,742
Long-term assets	141,316
Property, plant and equipment	154,550
Current liabilities	58,358
Long-term liabilities	345,660
Provision for contingencies	251,086
Minority interest (*)	(6,594)
Shareholders’ equity	(319,902)
(*) Indirect interest of Monthiers, a wholly-owned subsidiary of AmBev.

(x)           Acquisition of 20% of the common shares of the subsidiary Compañia Cervecera AmBev Ecuador S.A. (“AmBevEcuador”)

On March 5, 2007, the Company, through its subsidiary Monthiers S.A. (“Monthiers”), acquired 120,500 common shares of AmBev Ecuador from Freeville Management Ltd., for the amount of US$1,336, representing an interest increase of 20% in its capital stock. Thus, the Company increased its interest in the capital of AmBevEcuador from 80% to 100% and recorded goodwill of R$770.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

2.  SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices adopted by the Company in the preparation of the quarterly information are consistent with those adopted by the Company in the preparation of the audited financial statements related to the year ended December 31, 2007.

        a) Law 11,638/07 – amendment to Law 6,404/76 (“Brazilian Corporation Law”)

Law No. 11,638, published in the Official Federal Gazette on December 28, 2007, effective as from January 1st, 2008, changed a number of provisions in the Brazilian Corporation Law. The purpose of this new law was to update the Brazilian Corporate Law, to converge the Brazilian generally accepted accounting practices to the International financial reporting standards (IFRS) and to allow for new accounting pronouncements to be issued by the Brazilian Securities and Exchange Commission (CVM) based on International accounting practices.

Based on CVM Rule 469 issued on May 2, 2008, which allows publicly-held companies to choose to apply the provisions of Law 11,638 to the Quarterly Information (ITRs) during 2008, the Company’s management highlights the following issues that, it believes, may change the presentation of the financial statements and the criteria for determination of the financial position and earnings for the year ending December 31, 2008:

1)
The mandatory disclosure of the Statement of Changes in Financial Position was eliminated and will be replaced by the Statement of Cash Flows, already disclosed by the Company as complementary information. Additionally, the Statement of Added-Value was also introduced as a mandatory disclosure and will be disclosed by the Company as from the year ending December 31, 2008.

2)
Intangible assets and rights were segregated from the tangible ones, and permanent assets are now classified into investments, property, plant and equipment, intangible items and deferred charges. This was already incorporated in the quarterly information.

3)
The caption "Equity valuation adjustments" was created under Shareholders' Equity. Any counterparties to increases or decreases in the amount assigned to asset and liabilities items, arising from its market price valuation, will be considered as adjustments to equity while not computed in the income statement for the year in accordance with the accrual basis. As mentioned in Note 13 (b)(ii), as of September 30, 2008, unrealized losses from commodity and currency hedge agreements totaled R$32,385, and were recorded as “deferred income (loss) with derivative instruments”. Should these losses be recognized as “equity evaluation adjustment”, liabilities would be increased and shareholders’ equity would be decreased in the same amount, not considering the possible effect of the corresponding deferred income tax.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

4)
Pre-operating expenses and restructuring costs effectively contributing to increase in earnings for the year for more than one fiscal year and not representing just a decrease in costs or addition to the operating efficiency shall be classified as Deferred Charges. With the placement of Accounting Pronouncement CPC 04 Intangible Assets at a Public Hearing, the Management understands that, when the aforementioned pronouncement is approved, pre-operating expenses and restructuring costs will no longer be deferred, and must be considered as expense of the year when incurred. Since no temporary provisions have yet been published on the possible write-off of the balances currently recorded in Deferred Assets referring to pre-operating expenses (see Note 7), it was not possible to measure the impact, if any, on the Company’s income and shareholders’ equity for the year 2008.

5)
Tax incentives will no longer be classified as a capital reserve, and will now be recognized in the income statement for the year. In view of determination by the Management bodies, the General Shareholders' Meeting may assign part of the profit corresponding to these incentives for recognition of a Fiscal Incentives Reserve, to be created as part of the profit reserves and that may be excluded from the mandatory dividend calculation basis. Tax incentives generated in the third quarter totaled R$32,883 (R$36,364 on June 30, 2008), and, pursuant to CVM Rule 469, were accounted temporarily as Deferred Income and will be kept in this account until CVM issues a specific rule about the matter.

6)	Additionally, the criteria for valuation of assets and liabilities were changed, with the following issues worth mentioning:

•
Asset and liabilities items arising from long-term operations, as well as significant short-term operations, will be adjusted at present value, in accordance with international accounting standards. The Management assessed that assets and liabilities classified as Non-Current Assets and Non-Current Liabilities, as well as significant Current balances, are already substantially presented at present value.

•
The recovery amount of property, plant and equipment, intangible assets and deferred charges assets and rights shall be periodically evaluated so that the company may record potential losses or carry out a review of the depreciation rates, amortization, and depletion criteria. The Management has performed a recovery analysis of assets and rights of property, plant and equipment, intangible assets and deferred charges, and concluded that there is no need to record provision for losses or changes in current depreciation and amortization rates.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

•
Rights classified under intangible assets shall be evaluated based on the cost incurred upon purchase deducted from the balance of the respective amortization account. On September 30, 2008 (and previous quarters as of June 30 and March 31, 2008), rights classified as intangible assets were recorded at acquisition cost and deducted from the amortization account, as described in Note 6.

•
"Available-for-sale" or "held-for-trading" financial instruments will now be evaluated at market value. The Company’s assessment is that the financial instruments that should be evaluated at market value are financial investments and debt instruments, classified as “held-for-trading” and derivative instruments, both described in Note 13. In case the Company had recognized these instruments at market value, its result for the period and shareholders’ equity would have decreased by R$207,077, not considering the possible effect of the corresponding deferred income tax.

•
All other financial instruments shall be evaluated based on their updated cost or adjusted in accordance with the likely realizable value, if lower. The Company believes that this change will not result in material impacts, since the financial instruments are already assessed at the likely realizable value.

7)
In Transformation, Incorporation, Merger or Spin-off operations between independent parties in which there is an effective transfer of control, the valuation of assets and liabilities must be at market value. Pursuant to CVM Rule 469, any operations carried out during 2008 will be accounted for at market value until the end of the current year.

8)
Interest in debentures, held by employees and management, even if as financial instruments, or as employees assistance institutions or pension funds, not characterized as expenses, shall be included in the statement of income for the year. In conformity with CVM Rule 469, while CVM does not issue a specific rule regulating the matter, publicly-held companies must disclose share-based compensation information in accordance with the guidelines set forth in item 25.10 of Circular Letter CVM/SNC/SEP/no. 01, as of February 14, 2007. Information regarding our share-based Compensation Plan is disclosed in Note 12.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

        b)    Accounting pronouncements issued in 2008

Basic Conceptual Pronouncement – Conceptual Structure

Approved by CVM Resolution 539/08, this pronouncement has as purpose to be the source of basic and fundamental concepts to be used in the preparation and interpretation of Technical Pronouncements, as well as in the preparation and utilization of Financial Statements of commercial, industrial and other entities of businesses. This pronouncement does not define rules or procedures for any particular issue about measurement or disclosure aspects.

CPC 01 – Reduction to the Recoverable Amount of Assets

Approved by CVM Resolution 527/07, this pronouncement defines procedures aiming at ensuring that the assets are not recorded by an amount higher than that liable of being recovered in time by use in operations of the entity or their possible sale. In the event there are clear evidences that the assets are recorded by an unrecoverable amount in the future, the Company shall immediately recognize the devaluation, by means of the constitution of provision for losses.

According to CVM Resolution 527/07, this pronouncement is mandatory for publicly-held companies, for application to the years ended as from December 2008.

As mentioned in Note 2(a)(6), the Management carried out a recovery analysis of assets and rights of property, plant and equipment, intangible assets and deferred charges and concluded that there is no need of provision for losses or change in the current depreciation and amortization rates. These analyses will be updated for the year ending 2008.

CPC 02 – Effects of the changes in the translation and exchange rates of the financial statements

Approved by CVM Resolution 534/08, this pronouncement defines procedures to record transactions in foreign currency and operations abroad in the financial statements of an entity in Brazil, record the exchange variations of assets and liabilities in foreign currency and how to translate the financial statements of an entity from a currency into another.

According to CVM Resolution 534/08, this pronouncement is mandatory for publicly-held companies, for application to the years ended as from December 2008.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

The Management’s expectation is that the main impact resulting from the application of this pronouncement corresponds to the treatment of the result coming from the exchange variations of investments abroad treated as independent entities, which shall be recorded in the shareholders’ equity of the investee in its converted statements and in the shareholders’ equity of the investing company, so that these gains or losses free of financial inflows or outflows in one and another are not recognized in the result until the total or partial write-off of the investment. The result of the exchange variation accumulated on September 30, 2008 totaled a gain of R$124,142 in the Parent Company and a gain of R$298,396 in the Consolidated, both accounted for in “Other operating income (expenses)”. If the Company had accounted for this gain in the shareholders’ equity, the result for the year would be decreased by the respective amounts.

The Company chose not to apply this pronouncement during 2008, in the quarterly information, and will apply it in the financial statements for the year to end on December 31, 2008.

CPC 03 – Cash flow statements

Approved by CVM Resolution 547/08, this Pronouncement provides information regarding historical changes in cash and cash equivalents of an entity. This statement classifies cash flows from operating, investing and financing activities.

Pursuant to CVM Resolution 547/08, this disclosure is mandatory for publicly-held companies for fiscal years ended as from December 2008.

The Company already discloses a Statement of Consolidated Cash Flows, both quarterly and annually, in the section ”Other Information Deemed Relevant by the Company”. The Statement of Cash Flows for the Parent Company and Consolidated will be disclosed for the year ending December 31, 2008 as a mandatory part of the financial statements.

c)	Accounting estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amount of certain assets, liabilities and other transactions. This includes several estimates relating to the useful life of property, plant and equipment, provisions for contingent liabilities, for the calculation of projections to determine the recovery of property, plant and equipment, intangible, deferred charges and deferred income tax asset balances, and relating to the determination of income tax provision, which, although they are the best estimate of management, actual values may differ from such estimates.

d)	Determination of net income

Revenues and expenses are recognized on an accrual basis. Sales revenues and their respective costs are recorded when all risks and benefits related to products sold are transferred to customers. Sales revenues are not recorded if there is a significant uncertainty regarding its realization.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

e)	Current and Non-current Assets

•       Cash and cash equivalents

Cash and cash equivalents, represented by amounts with immediate settlement and with maturity date to 90 days, are represented at the acquisition cost, plus income earned until the balance sheet date and adjusted, when applicable, at its equivalent market value.

•       Short-term investments

The short-term investment, mainly represented by marketable securities, government bonds and bank deposit certificates, in addition to those denominated in foreign currency, are presented at cost value, plus, when applicable, income earned “pro rata temporis”; when necessary, the Company records provision for the reduction to market values. Additionally, the quotas of investment funds are valued at market value, and when applicable, the Company records provision with the purpose of deferring the unrealized variable income.

The consolidated balance sheet of short-term investments, as of September 30, 2008, includes deposits in bank account and financial investments, subject to the issuance of foreign debt bonds of subsidiaries, in the amount of R$21,260 (R$17,322 on June 30, 2008).

•       Accounts receivable

Accounts receivable is stated at the invoiced amount including respective sales taxes.

The allowance for doubtful accounts is recorded in an amount considered adequate by management to cover probable losses in the realization of credits, as follows:

	Parent Company		Consolidated
	9.30.08	6.30.08	9.30.08	6.30.08
Opening balance	140,391	140,630	187,171	188,017
Constitution	16,879	10,745	23,384	15,734
Reversal/utilization	(36,359)	(10,984)	(19,504)	(14,026)
Exchange rate variation (*)	-	-	4,657	(2,554)
Closing balance	120,911	140,391	195,708	187,171
(*) Exchange rate variation related to the allowance for doubtful accounts of foreign companies.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

•       Inventories

Inventories are stated at average cost of purchases or production, adjusted, when necessary, by the provision for reduction at realizable values. Inventories cost includes purchase, transportation and warehouse costs. For finished goods and work in progress products, costs include overhead related to the production based on the normal operating capacity.

•       Other assets

Other current and non-current assets are presented at cost value, including, when applicable, the income earned to the end of the year. When necessary, a reserve for reduction in market values is recorded.

f)	Permanent assets

Investments in subsidiaries and in joint subsidiaries are evaluated by the equity accounting method and, during its first evaluation, the accounting practices adopted are standardized to those adopted by the Company. The accounting value of these investments includes the breakdown of the acquisition costs in equity value, goodwill or negative goodwill.

Goodwill in investments, substantiated in the surplus value of property, plant and equipment, is amortized based on the expected useful life of property, plant and equipment of the subsidiary, while goodwill (negative goodwill) attributed to the expected future results is amortized within the term of ten years and recorded in item “Other operating expenses”. Negative goodwill in investments, attributed to various economic reasons, will only be realized upon the possible sale or write-off of investments.

Property, plant and equipment are stated at acquisition cost and may include interest from the financing incurred during the construction of certain qualified assets. Maintenance and repair expenses, when incurred, are recorded as expenses. Losses with bottles and crates during production are included in the cost of goods sold. Other losses in the realization of the property, plant and equipment are evaluated by the Company management and, when applicable, a provision is recorded.

Depreciation is calculated by the straight-line method, considering the useful and economic life of the assets, at the annual rates mentioned in Note 6.

Intangible assets are stated at acquisition cost, and are composed mainly of distribution assets of former resellers acquired by the Company, with a view to perform direct distribution. Amortization is calculated by the straight-line method, at the annual rates mentioned in Note 6, within the term limits established in the legislation.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

The deferred charges asset are comprised mainly by expenses incurred throughout the pre-operating phase, goodwill from the acquisition of subsidiaries merged by the Company and expenses from implementation and expansion (see Note 7). The amortization of the deferred charges is calculated by the straight-line method, up to 10 years, as from the date the operating activities startup, when related to expenses from the pre-operating phase and as from the following month to the merger, when related to goodwill.

g)	Translation of the financial statements of subsidiaries located abroad

Malt operations located in Argentina and Uruguay use the US dollar as their functional currency, as their revenues and cash flows are considerably pegged to such a currency. The financial statements of subsidiaries located abroad are prepared based on the local currency, as well as on the functional currency.

Assets, liabilities and shareholders’ equity of the subsidiaries located abroad are translated into reais at the exchange rates effective on the date of the financial statements. The income statement is translated and maintained in reais at the average exchange rates of each month.

The difference between the net income determined at the exchange rates on the date of the financial statements and that ascertained at the average exchange rates of the period is recorded in “Other operating income”.

The parity between local currency and the US Dollar (“US$”) was used for the translation of the financial statements of subsidiaries located abroad, at the rates below. The exchange rate from US Dollar to Brazilian Real (“R$”) used on September 30, 2008 was R$1.91 (R$1.59 on June 30, 2008).

Currency	Name	Country	Initial rate	Final rate
DOP	Dominican peso	Dominican Republic	34.35	35.01
GTQ	Quetzal	Guatemala	7.55	7.47
PEN	Peruvian sol	Peru	2.97	2.98
VEF	Bolívar	Venezuela	2.15	2.15
ARS	Peso	Argentina	3.02	3.14
BOB	Boliviano	Bolivia	7.22	7.09
PYG	Guarani	Paraguay	3,930.05	3,989.95
UYU	Uruguayan peso	Uruguay	19.42	21.44
CLP	Chilean Peso	Chile	520.14	552.47

The parity between Canadian Dollars (“CAD”) and reais was used for the translation of Labatt Canada’s financial statements at the rate of R$1.80 on September 30, 2008 (R$1.56 on June 30, 2008)

h)	Current and non-current liabilities

These are stated at known or calculable values, plus, when applicable, the corresponding charges and monetary variations accrued until the date of the financial statements. The assets and liabilities classified in the groups of Non-Current Assets and Non-Current Liabilities, as well as the relevant balances of Current Assets and Liabilities, are substantially presented at present value.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

i)	Operations with derivatives of currencies and interest – Financial items

The Company keeps derivative instruments with the purpose of hedging its consolidated risk exposure of currencies and interest. With the exception of swap transactions contracted to hedge against risks related to Bonds 11, 13 and 17 (see Note 13), measured at “curve” value, derivative operations are measured at the lowest amount between their cost values, accrued based on the agreement conditions between the Company and third parties (“paper curve”), and their market value, and recorded in the item “Gains on unrealized derivatives” or “Losses on unrealized derivatives”. The nominal amounts (“reference”) of the forward and swap operations of currencies and interest are not recorded in the balance sheet.

j)	Operations with derivatives of currencies and commodities – Operating items

The Company keeps derivative instrument with the purpose of hedging its consolidated exposure of costs of raw materials to be acquired and operating expenses whose prices are pegged to the price variation of currencies and commodities.

The net results of these derivatives instruments, designated as hedged are valued at market value, deferred and recorded in the Company’s balance sheet in the item “Other assets and liabilities”, and recognized in profit and loss when the hedged is recorded in the profit and loss. Raw materials are recorded in profit and loss when the sale of the product is recorded in the item “Cost of goods sold”. In the case of expenses, the result will be recorded when expenses are recorded in the item “Operating expenses” in profit and loss.

k)	Provision for contingencies and liabilities related to legal proceedings

The provision for contingencies is reassessed by monetary correction and relates to labor, tax, civil and commercial issues claimed at the administrative and judicial levels, based on the estimated losses established by the Company’s internal and external legal counsel, in the cases in which such losses are considered probable.

Tax reductions, obtained based on judicial decisions derived from lawsuits filed by the Company and its subsidiaries against the fiscal authorities are subject to provisioning until they are ultimately ensured in favor of the Company and its subsidiaries.

l)	Fiscal incentives

The Company and its subsidiaries have certain state fiscal incentive programs as deferred tax payments, with partial or full reductions of these. In some States the grace periods and reductions are not conditional.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

However, when the conditions exist, they refer to facts under Company’s control. The benefit related to the reduction of these tax payments, once recorded as fiscal incentives and accounted for in the shareholders' equity of the Company and its subsidiaries, was reclassified to Deferred Income according to the determination of CVM Instruction no. 469 pursuant to Note 2(a)(5). These amounts are accounted for based on the accrual basis of accounting of these taxes, or upon the compliance by the companies of the main obligations established by the state programs, in order to receive the benefit granted.

In the Company’s financial statements, benefit related to its subsidiaries is recorded in the item “Other operating income” and, on September 30, 2008, amounted to R$140,442 at the Parent Company and R$144,436 at the consolidated (R$148,422 and R$157,865, respectively, on September 30, 2007).

m)	Income and social contribution taxes

The income and social contribution taxes are calculated at the rates set forth in the applicable legislation. Charges related to income tax and social contribution is recorded on the accrual basis, plus the deferred income tax calculated at temporary differences between the accounting and tax basis of assets and liabilities.

The Company also records the deferred income tax corresponding to the future tax benefit on tax losses carryforward and negative basis of social contribution where these benefits are expected to be realized, within 10 years, based on the future results projection.

n)	Actuarial assets and liabilities related to benefits to employees

The Company and its subsidiaries record the actuarial assets and liabilities related to benefits to employees in accordance with the CVM Resolution no. 371, as of December 13, 2000.

The actuarial gains and losses are recorded as income or expense, based on unrecognized gains and losses, which exceed, in each period, the higher between (a) 10% of the present value of the actuarial liability and (b) 10% of the fair value of the plan assets, amortized by the estimate future average time of service of the plan participants.

o)	Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and its direct and indirect subsidiaries, as mentioned in Note 5 (c) and (d). The accounting policies were applied uniformly to the consolidated companies and are consistent with those applied in the previous year.

Until July 2006, the Company proportionally consolidated the financial statements of Quinsa, which, on August 2006, started being fully consolidated.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

In addition, the Company consolidates net liabilities and the results of Agrega Inteligência em Compras Ltda. (“Agrega”) and ITB - Ice Tea do Brasil Ltda. (“ITB”), proportionally to its stake in the accounting statements of these companies. On September 30, 2008, total net liabilities recorded by AmBev relative to these companies amounted to R$3,813 (R$(4,404) on September 30, 2007) and net results in the third quarter of 2008 totaled R$2,113 (R$1,325 in the third quarter of 2007).

The Company also consolidated the financial statements of the fund Taurus Investment SPC (“Taurus Investment”), an investment fund fully and directly controlled through the Company’s subsidiaries. On September 30, 2008 and June 30, 2008, the balances presented at the consolidated financial statements related to the fund corresponded, primarily, to short-term investments and operations with derivative instruments used to mitigate the Company’s exposure to variations in the prices of commodities, interest rate and exchange rates.

p)	Transactions with related parties

Transactions with related parties are carried out under usual market conditions and include, among others, the buying and selling of raw materials such as malt, concentrates, labels, corks, bottles and various finished goods.

Loan agreements among the Company's subsidiaries in Brazil have undetermined maturity terms and are subject to financial charges, except for some agreements with subsidiaries, in which the Company holds 100% of the capital stock, which are not subject to financial charges.

Agreements involving the Company's foreign subsidiaries are usually monetarily restated based on the US dollar variation, plus annual interest up to 10%.

q)	Reclassifications

With the purpose of improving the presentation of certain amounts and transactions in its financial statements, as well as maintaining the comparability between the periods, the Company made the following reclassifications:

-	Balance Sheet: On June 30, 2008, from Provisions for Contingencies – Non-current to Current, the amount of R$64,456 and R$68,195 in the Parent Company and in the Consolidated, respectively;

-
Consolidated Statement of Income: i) Year-to-date as of September 30, 2007, Cost of goods sold, the amount of R$3,368, from sales expenses, the amount of R$4,450 and from administrative expenses, the amount of R$4,746, to employee profit sharing, totaling R$12,564; ii) In the third quarter of 2007, Cost of goods sold, the amount of R$952, from sales expenses, the amount of R$559 and administrative expenses, the amount of R$5,239, to employee profit sharing, totaling R$6,750.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

3.    RECOVERABLE TAXES AND TAXES PAYABLE

a) Breakdown of recoverable taxes – Current and non-current:

	Parent Company				Consolidated
	Short-term		Long-term		Short-term		Long-Term
	9.30.08	6.30.08	9.30.08	6.30.08	9.30.08	6.30.08	9.30.08	6.30.08

IPI	4,368	9,300	-	-	26,576	20,090	-	-
ICMS	108,296	130,587	118,280	127,435	137,869	141,502	141,839	134,234
PIS / COFINS	49,494	50,524	26,476	27,030	62,948	59,041	30,163	28,069
IRRF	3,566	5,388	-	-	17,812	19,336	-	-
IRPJ / CSLL	191,522	168,090	-	6,399	289,195	235,912	-	14,943
Other taxes	4,794	14,260	17,780	17,780	90,165	79,828	24,481	24,463
Foreign units taxes	-	-	-	-	27,603	14,262	-	-
	362,040	378,149	162,536	178,644	652,168	569,971	196,483	201,709

b) Breakdown of taxes payable - current:

	Parent Company		Consolidated
	9.30.08	6.30.08	9.30.08	6.30.08

IPI	62,304	31,136	75,565	33,503
ICMS	388,280	405,431	477,619	419,728
IRRF	2,635	3,846	3,549	4,471
Other taxes	35,062	32,497	81,970	57,683
Foreign units taxes	-	-	348,361	382,196
	488,281	472,910	987,064	897,581

Abbreviations used:
IPI – Excise Tax
ICMS – Value-Added Tax
PIS – Social Integration Program
COFINS – Contribution for Social Security Financing
IRRF – Withholding Income Tax
IRPJ – Corporate Income Tax
CSLL – Social Contribution on Net Income

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

4.    TRANSACTIONS WITH RELATED PARTIES

	Balances on September 30, 2008				Transactions in the 3rd quarter of 2008
Companies	Accounts receivables	Accounts Payable	Intercompany loans receivable	Intercompany loans payable	Net sales	Net financial result
AmBev (i) (ii)	142,692	(2,290,743)	42,278	(999,029)	186,178	515,419
AmBev Bebidas	231,624	(117,835)	-	-	27,465	(168)
AmBev International	291,939	-	77,844	-	-	(43,818)
Arosuco	84,624	(6,602)	-	-	165,779	25
Aspen	-	(7)	72,343	(224,894)	-	28,424
Brahmaco	957	(957)	252,387	(243,903)	-	(1,586)
Brahma Venezuela	1,334	(29,842)	53,570	-	-	(784)
Londrina	68,193	(7,517)	-	-	29,303	-
CRBS S.A.	-	(531)	171	(24,577)	-	-
Cympay	86,854	(18,371)	1,596	-	30,141	(2,951)
Dunvegan S.A.	117,503	(957)	469,897	(723,931)	-	15,930
Eagle	-	(397)	214	(1,669)	-	(36)
Fratelli Vita	167,952	(18,263)	-	(101,169)	17,560	18,187
Goldensand	-	-	-	(96,341)	-	17,416
Jalua Spain S.L.	7	-	401,208	(556,276)	-	34,136
Labatt Canada	1,263	(11,895)	-	(271)	10,252	-
Malteria Uruguai S.A.	88,546	(745)	-	(165)	129,656	(862)
Malteria Pampa S.A.	10,819	(25,550)	227	-	70,896	(44)
Monthiers S.A.	607,950	-	1,675,619	-	-	(463,279)
Quinsa	-	(1,059)	-	-	1,125	-
Skol	193	(304)	-	(10,988)	-	-
Taurus Investments	648,414	-	-	-	-	(81,544)
Other domestic	166	(4,247)	223,286	(106,859)	9,436	(35,346)
Other international	8,949	(20,571)	-	(176,439)	_ -	1,302
TOTAL	2,559,979	(2,556,392)	3,270,640	(3,266,511)	677,791	421

	Balances on June 30, 2008				Transactions in the 3rd quarter of 2007
Companies	Accounts receivables	Accounts Payable	Intercompany loans receivable	Intercompany loans payable	Net sales	Net financial result
AmBev (i) (ii)	280,815	(1,752,679)	48,352	(686,288)	104,836	(44,223)
AmBev Bebidas	2,344	(3,514)	-	-	-	-
AmBev International	250,408	-	56,474	-	-	(4,259)
Arosuco	145,982	(219,414)	-	-	163,634	12
Aspen	-	(7)	81,507	(206,014)	-	(2,061)
Brahmaco	796	(796)	205,325	(198,412)	-	163
Brahma Venezuela	1,083	(22,667)	60,525	-	-	(1,028)
Londrina	29,630	(6,168)	7	(7)	3,840	-
CRBS S.A.	1,769	(2,017)	243	(24,557)	-	-
Cympay	59,259	(91)	9,963	-	19,214	4,541
Dunvegan S.A.	97,714	(796)	376,651	(656,674)	-	(8,434)
Eagle	-	(324)	178	(2,886)	-	10
Fratelli Vita	76,056	(2,823)	209	(83,191)	17,845	(2,250)
Goldensand	-	-	-	(78,846)	-	(549)
Jalua Spain S.L.	7	-	387,012	(507,944)	-	6,255
Labatt Canada	1,097	(9,641)	-	(252)	-	-
Malteria Uruguai S.A.	198,181	(131,100)	-	(38,044)	80,464	(5,279)
Malteria Pampa S.A.	138,386	(194,312)	171	-	40,396	(120)
Monthiers S.A.	520,776	-	1,339,001	-	-	54,836
Quinsa	-	(3,340)	-	-	-	-
Skol	-	(49)	281	(18,620)	-	-
Taurus Investments	549,717	-	-	-	-	-
Other domestic	9	(3,685)	155,628	(169,223)	3,329	2,441
Other international	5,469	(15,741)	-	(46,448)	-	520
TOTAL	2,359,498	(2,369,164)	2,721,527	(2,717,406)	433,558	575

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(i) AmBev has amounts recorded under “Accounts receivable and payable” with its shareholders FAHZ and InBev, whose financial statements are not part of the Company's consolidated information, and, therefore, balances were not eliminated. (ii) The balance of “Accounts receivable with subsidiaries”, as of September 30, 2008, includes the amount of R$36,371, relative to advances to suppliers, as stated in the Balance Sheet (Parent Company) under “Inventory”, in the account “Production materials”

Names used:
AmBev Brasil Bebidas Ltda (“AmBev Bebidas”)
AmBev International Finance Co. Ltd. (“AmBev International”)
Arosuco Aromas e Sucos Ltda. (“Arosuco”)
Aspen Equities Corporation (“Aspen”)
Brahmaco International Limited (“Brahmaco”)
Cerveceria y Maltería Paysandú (“Cympay”)
Compañia Brahma Venezuela S.A (“Brahma Venezuela”)
Eagle Distribuidora de Bebidas S.A. (“Eagle”)
Fratelli Vita Bebidas S/A (“Fratelli Vita”)
Fundação Antônio e Helena Zerrenner – Instituição Nacional de Beneficência (“FAHZ”)
InBev NV/SA (“InBev”)

5.    INVESTMENT IN DIRECT SUBSIDIARIES

a)	Parent company - changes in investments in direct subsidiaries, including goodwill and negative goodwill:

	Investment in subsidiaries	Goodwill	Total
Balance on June 30, 2008	17,211,747	787,251	17,998,998
Equity in the results of subsidiaries (i)	919,013	-	919,013
Provision for losses on investments	(23,453)	-	(23,453)
Goodwill amortization	-	(30,283)	(30,283)
Dividends received and receivable	(80,773)	-	(80,773)
Exchange variation in subsidiaries abroad	124,142	-	124,142
Gains and equity additions on subsidiaries	42,119	-	42,119
Gain of interest in subsidiaries	119	-	119
Capital investment – AmBev Bebidas	265,813	-	265,813
Balance on September 30, 2008	18,458,727	756,968	19,215,695

On September 30, 2008, the balance of Investment in subsidiaries includes the balance of Provision for unsecured liabilities at Goldensand in the amount of R$242,297 (R$218,844 on June 30, 2008) recorded, at the Parent Company, in Non-current liabilities.

(i)	This result comprises goodwill amortization of Labatt ApS in Labatt Canada at the amount of R$321,173 (R$282,362 on September 30, 2007).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

b)	Goodwill and negative goodwill – Consolidated:

	Cost	Accumulated Amortization	9.30.08 Carrying amount	6.30.08 Carrying amount
Goodwill

Labatt Canada	16,383,304	(4,097,672)	12,285,632	12,606,805
Lakeport (Note 1(b)(viii))	373,387	(55,792)	317,595	283,960
Quinsa (Note 1(b)(iv))	1,540,141	(673,867)	866,274	919,629
Quilmes International (Bermuda) Ltd. (“QIB”)	93,372	(50,782)	42,590	45,047
Goldensand (Note 1(b)(ix))	363,069	(51,435)	311,634	320,711
Londrina (Note 1(b)(ix))	13,061	(1,850)	11,211	11,537
Cympay	26,556	(20,552)	6,004	6,625
AmBev Dominicana (Embodom)	224,111	(99,287)	124,824	130,355
Malteria Pampa S.A.	18,788	(18,474)	314	783
AmBev Guatemala (Indústrias Del Atlântico)	5,116	(2,430)	2,686	2,814
Lambic (Note 1(b)(v))	36,783	(2,759)	34,024	34,944
AmBev Ecuador (Note 1(b)(x))	770	(122)	648	667
Labatt Canada Subsidiaries	2,972,595	(2,945,760)	26,835	23,559
Quinsa Subsidiaries	855,314	(579,032)	276,282	240,317
	22,906,367	(8,599,814)	14,306,553	14,627,753
Negative Goodwill

AmBev Ecuador	(18,485)	9,755	(8,730)	(9,243)
	22,887,882	(8,590,059)	14,297,823	14,618,510

On September 30, 2008, the Company records in the balance sheet (Parent Company) the residual goodwill balance of R$756,968 (R$787,251 on June 30, 2008) in the following subsidiaries: R$445,334 and R$311,634, in Quinsa and Goldensand, respectively.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Information on direct subsidiaries:

	Quarter ended on September 30, 2008
Subsidiary	Interest %	Shareholders’ Equity	Adjusted income for the period	Investment (i)	Equity Account Result (i)
Agrega	50.00	19,978	4,556	9,989	2,279
AmBev Bebidas	99.50	670,297	136,774	666,939	136,089
AmBev International	100	44,288	15,852	44,288	15,852
Anep-Antarctica Empreendimentos e Participações Ltda. (“Anep”)	100	97,113	8,116	97,113	8,116
Arosuco	99.70	958,951	183,686	913,853	181,008
BSA Bebidas Ltda.	100	9,018	(1,156)	9,018	(1,156)
CRBS S.A.	-	193,499	21,354	1	-
Dahlen S.A.	100	40,206	2,739	40,206	2,739
Eagle	95.43	2,932,907	469,104	2,799,224	447,674
Fazenda do Poço Agrícola e Florestamento S.A. (“Fazenda do Poço”)	91.41	608	(1)	556	(1)
Fratelli Vita	77.97	404,450	33,160	312,449	25,976
Goldensand	100	(242,297)	(23,453)	-	-
Hohneck S.A.	50.69	1,136,455	139,078	576,089	70,501
Labatt ApS	99.99	11,727,780	(176,956)	11,727,550	(176,959)
Lambic Holding S.A.	87.10	510,162	116,511	444,346	101,480
Malteria Pampa S.A.	60.00	339,785	39,119	184,844	19,006
Quinsa	42.43	1,844,169	184,387	782,524	76,787
Skol (iii)	11.84	777,599	81,297	92,035	9,622
				18,701,024	919,013

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

	Quarter ended on September 30, 2007
Subsidiary	Interest %	Shareholders’ Equity	Adjusted income for the period	Investment (i)	Equity Account Result (i)
Agrega	50.00	3,802	3,022	1,901	1,511
AmBev Bebidas	99.50	240,684	441	239,478	439
AmBev International	100	512	512	512	512
Anep-Antarctica Empreendimentos e Participações Ltda. (“Anep”)	100	88,358	6,458	88,358	6,458
Arosuco	99.70	574,459	90,819	530,249	82,866
BSA Bebidas Ltda.	100	10,336	(1)	10,336	(1)
CRBS S.A.	99.77	180,494	2,234	180,074	2,228
Dahlen S.A.	100	38,617	(371)	38,617	(371)
Eagle	99.96	1,885,450	(92,919)	1,885,206	(92,748)
Fazenda do Poço Agrícola e Florestamento S.A. (“Fazenda do Poço”)	91.41	610	(1)	558	(1)
Fratelli Vita	77.97	363,561	15,255	279,937	10,456
Hohneck S.A.	50.69	987,634	(36,933)	500,649	(18,722)
Labatt ApS	99.99	12,519,294	(43,605)	12,519,059	(43,602)
Lambic Holding S.A.	87.10	319,781	1,324	278,526	1,153
Malteria Pampa S.A.	60.00	159,253	7,441	89,243	5,513
Cervejaria Miranda Correa S.A. (ii)	100	43,482	9,415	43,482	9,415
Quinsa	34.53	1,255,668	55,159	433,547	19,045
Skol	99.96	606,283	(19,357)	606,057	(19,350)
				17,725,789	(35,199)

(i)	Certain amounts may not correspond directly to the interest percentages, due to the unrealized profits among the companies of the group.

(ii)	Company merged into AmBev Bebidas on November 30, 2007.

(iii)	Company sold in December 2007 to another company in the group, thus becoming an indirect subsidiary. In June/08, by means of a capital increase, AmBev started having an 11.84% interest in Skol.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

d)	Relevant indirect interest in subsidiaries:

	Total percentage of indirect holding - %
Company	9.30.08	6.30.08
Abroad
Quinsa	56.98	56.98
Jalua Spain, S.L.	100.00	100.00
Monthiers S.A.	100.00	100.00
Aspen Equities Corp.	100.00	100.00

6.      PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

a)	Composition

	Parent Company
	9.30.08			6.30.08	Annual
		Accumulated	Carrying	Carrying	Depreciation
	Cost	depreciation	Amount	Amount	rates (i)
Property, Plant and Equipment
Land	75,766	-	75,766	104,421
Buildings and constructions	1,393,747	(738,125)	655,622	706,981	4.0%
Machinery and equipment	3,796,047	(2,949,314)	846,733	948,197	10.0%
Offsite goods/equipment	1,320,666	(692,313)	628,353	683,213	20.0%
Other property, plant and equipment	52,430	(35,170)	17,260	17,414	19.86	%(ii)
Construction in progress	246,640	-	246,640	212,468
	6,885,296	(4,414,922)	2,470,374	2,672,694

Intangible assets	1,230,781	(879,311)	351,470	374,771	20.0%

	Consolidated
	9.30.08			6.30.08	Annual
		Accumulated	Carrying	Carrying	Depreciation
	Cost	depreciation	Amount	Amount	rates (i)
Property, Plant and Equipment
Land	308,602	-	308,602	282,634
Buildings and constructions	2,986,347	(1,466,983)	1,519,364	1,422,247	4.0%
Machinery and equipment	9,643,780	(7,217,397)	2,426,383	2,218,310	10.0%
Offsite goods/equipment	2,584,720	(1,457,767)	1,126,953	1,037,616	20.0%
Other property, plant and equipment	285,236	(207,641)	77,596	64,990	19.98	%(ii)
Construction in progress	680,822	-	680,822	456,883
	16,489,507	(10,349,788)	6,139,720	5,482,680

Intangible assets	1,507,662	(1,071,842)	435,819	434,173	20.0%

(i)	Depreciation rates may increase from 50% to 100%, due to the number of production shifts in which the asset is used.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(ii)	Weighted average depreciation rate on September 30, 2008 and June 30, 2008.

b)	Assets granted as collateral for bank loans Composition

As a result of bank loans contracted by the Company and its subsidiaries, on September 30, 2008, there are assets including property, with a net book value totaling R$459,662 (R$636,884 on June 30, 2008), which have been granted as collateral for bank loans. Such restriction has no impact on the use of such assets and on the Company's operations.

c)	Assets intended for sale

As of September 30, 2008, the Company and its subsidiaries held property, plant and equipment for sale at the carrying amount of R$64,719 in the Parent Company and R$67,745 in the Consolidated (R$68,237 and R$98,906, in the Parent Company and in the Consolidated, respectively, on June 30, 2008), which are classified under long-term assets, net of a provision for potential losses on realization, at the amount of R$36,167 in the Parent Company and R$37,336 in the Consolidated (R$36,196 in the Parent Company and R$37,364 in the Consolidated, respectively, on June 30, 2008).

7.      DEFERRED CHARGES

	Parent Company
	9.30.08			6.30.08
		Accumulated	Carrying	Carrying
	Cost	amortization	amount	amount

Pre-operating expenses	209,085	(150,985)	58,100	59,379
Implementation and expansion expenses	47,124	(45,168)	1,956	2,406
Goodwill - future profitability (i):
BAH	2,331,089	(654,673)	1,676,416	1,755,885
Companhia Brasileira de Bebidas (“CBB”)	702,760	(647,747)	55,013	72,582
Astra	109,097	(63,740)	45,357	48,445
Miranda Correa	5,514	(3,400)	2,114	2,252
Other goodwill	43,990	(37,732)	6,258	8,289
Other deferred expenses	123,235	(111,289)	11,946	16,246
	3,571,894	(1,714,734)	1,857,160	1,965,484

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

	Consolidated
	9.30.08			6.30.08
		Accumulated	Carrying	Carrying
	Cost	amortization	amount	amount

Pre-operating expenses	301,409	(212,376)	89,033	86,455
Implementation and expansion expenses	55,273	(49,804)	5,469	5,549
Goodwill - future profitability (i):
BAH	2,331,089	(654,673)	1,676,416	1,755,885
Companhia Brasileira de Bebidas (“CBB”)	702,760	(647,747)	55,013	72,582
Astra	109,097	(63,740)	45,357	48,445
Miranda Correa	5,514	(3,400)	2,114	2,252
Other goodwill	43,990	(37,732)	6,258	8,288
Other deferred expenses	188,167	(164,486)	23,681	24,597
	3,737,299	(1,833,958)	1,903,341	2,004,053

(i)	Goodwill classified as deferred charges (resulting from merged subsidiaries) is based on the future profitability of operations which sustained its generation.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

8.      LOANS, FINANCING AND DEBENTURES

				Parent Company
				Current		Non-current
Type and purpose	Final maturity	Weighted Average Rate	Currency	9.30.08	6.30.08	9.30.08	6.30.08

Brazilian Reais

ICMS tax incentives	Mar/2018	2.68%	R$	7,202	6,418	191,412	180,026
Investments in permanent assets	Aug/2013	TJLP + 3.86%	R$	125,071	138,753	154,627	158,872
Promissory Notes	Apr/2009	102% CDI	R$	1,584,996	1,534,742	-	-
Working capital	Dec/2008	14.82%	R$	41,867	-	-	-
Agro-industrial credit	Dec/2009	94.00% CDI	R$	7,353	4,651	85,000	85,000
Agro-industrial credit	Apr/2009	TR + 9.00%	R$	421,538	410,440	-	-

Total Brazilian Reais				2,188,027	2,095,004	431,039	423,898

In foreign currency

Working capital	Dec/2008	1.00%	USD	111,008	92,079	-	-
Working capital	-	-	YEN	-	108,426	-	-
Import financing	Aug/2008	-	USD	-	16,261	-
Bond 2011	Dec/ 2011	10.50%	USD	34,486	4,097	957,150	795,950
Bond 2013	Sep/ 2013	8.75%	USD	4,394	24,129	957,150	795,950

Investments in permanent assets	Jan/ 2011	3.50%	UMBNDES	13,383	13,833	14,582	14,217

Total in foreign currency				163,271	258,825	1,928,882	1,606,117

Total loans and financings				2,351,298	2,353,829	2,359,921	2,030,015

Debentures 2009	Jul/2009	101.75% CDI	R$	843,772	22,822	-	817,050
Debentures 2012	Jul/2012	102.50% CDI	R$	41,122	35,122	1,248,030	1,248,030

Total debentures				884,894	57,944	1,248,030	2,065,080
Total				3,236,192	2,411,773	3,607,951	4,095,095

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

				Parent Company
				Current		Non-current
Type and purpose	Final maturity	Weighted average rate	Currency	9.30.08	6.30.08	9.30.08	6.30.08

Brazilian Reais

ICMS tax incentives	Mar/2018	2.68%	R$	7,904	6,418	197,270	187,288
Investments in permanent assets	Aug/2013	TJLP + 3.86%	R$	125,071	160,416	154,627	158,872
Working capital	Jan/2012	14.39%	R$	12,432	12,033	1,170,106	1,181,583
Promissory notes	Apr/2009	102% CDI	R$	1,584,996	1,534,741	-	-
Working capital	Dec/2008	14.82%	R$	111,177	-	-	-
Agro-industrial credit	Dec/2009	94.00% CDI	R$	7,353	4,651	85,000	85,000
Agro-industrial credit	Apr/2009	TR + 9.00%	R$	421,539	410,440	-	-
Bond 2017 (Note 8 (f))	Jul/2017	9.50%	R$	5,224	12,350	300,000	300,000

Total Brazilian Reais				2,275,696	2,141,049	1,907,003	1,912,743

In foreign currency

Working capital	Oct/2011	4.39%	USD	194,244	180,002	77,571	32,053
Working capital	-	-	YEN	-	108,425	-	-
Working capital	Oct/2012	BA + 3.56%	CAD	-	-	680,079	281,282
Working capital	-	-	ARS	-	2,044	-	-
Working capital	Oct/2008	24.64%	VEF	179,326	132,385	-	-
Working capital	Dec/2012	21.63%	DOP	54,275	107,122	39,370	-
Working capital	Aug/2011	8.37%	GTQ	27,115	21,491	26,256	25,848
Working capital	Oct/2010	6.96%	PEN	52,876	35,568	103,566	86,500
Working capital	May/2009	6.92%	BOB	31,482	25,217	-	-
Bond 2011	Dec/2011	10.50%	USD	34,486	4,097	957,150	795,950
Bond 2013	Sep/2013	8.75%	USD	4,394	24,128	957,150	795,950
Import financing	-	-	USD	-	76,509	-	1,409
Investment in permanent assets	Mar/2012	5.45%	USD	68,174	59,756	178,241	152,676
Investment in permanent assets	-	-	DOP	-	8,658	-	27,810
Investment in permanent assets	Mar/2009	14.50%	ARS	93,270	99,579	-	-
Investment in permanent assets	Jan/2011	3.50%	UMBNDES	13,382	13,833	14,582	14,220
Notes – Series A	-	-	USD	-	250,288	-	-
Notes – Series B	-	-	CAD	-	78,134	-	-
Senior Notes – BRI	Dec/ 2011	7.50%	CAD		-	159,765	138,766
Others	Mar/2012	12.53%	ARS	6,970	6,434	9,850	9,460
Others	Jan/2009	8.50%	PYG	84,130	69,147	-	-
Others	Dec/2016	5.92%	USD	38,326	540	191,612	190,775

Total in foreign currency				882,450	1,303,357	3,395,192	2,552,699

Total loans and financings				3,158,146	3,444,406	5,302,195	4,465,442

Debentures 2009	Jul/2009	101.75% CDI	R$	843,771	22,822	-	817,050
Debentures 2012	Jul/2012	102.50% CDI	R$	41,123	35,122	1,248,030	1,248,030

Total debentures				884,894	57,944	1,248,030	2,065,080
Total				4,043,040	3,502,350	6,550,225	6,530,522

Abbreviations used:

•	EUR - European Community Euro
•	YEN - Japanese Yen
•	BA - Bankers Acceptance – Corresponding to 3.70% p.a. as of 9.30.08
•	TJLP - Long-Term Interest Rate - Corresponding to 6.25% p.a. on 9.30.08
•	CDI - Interbank Deposit Certificate - corresponding to 13.59% p.a. on 9.30.08
•	UMBNDES - Rate incurring on BNDES financing pegged to Currency Basket

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

a)	Guarantees

Loans and financings for expansion, construction of new plants and purchase of equipment are guaranteed by plants real estate mortgage and collateral of equipment. See Note 6(b).

AmBev’s subsidiaries, except for Labatt and Quinsa operations, hold debt and raw materials purchase agreements secured by AmBev’s sureties and guarantees.

b)	Maturities

As of September 30, 2008, long-term loans, financings and debentures fall due as follows:

	Parent Company	Consolidated
2009 (October to December)	136,716	188,546
2010	130,903	253,665
2011	997,335	1,897,045
2012	1,280,438	2,620,495
2013	978,354	978,354
2014 onwards	84,205	612,120
	3,607,951	6,550,225

c)	ICMS sales tax incentives

	Parent Company		Consolidated
	9.30.08	6.30.08	9.30.08	6.30.08
Current liabilities
Financings	7,202	6,418	7,904	6,418
Sales tax deferrals	53,047	54,491	54,971	58,917

Non-current liabilities
Financings	191,412	180,026	197,270	187,288
Sales tax deferrals	391,664	397,643	585,476	584,153

Balances classified as Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due, it is financed by the financial agent associated to the Government, on average for a six-year period as from the original ICMS maturity date.

Other balances related to “sales tax deferrals” result from deferral of ICMS payment due for terms of up to twelve years, as part of incentive programs to the industry. The deferred percentages may be stated during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed by 60% to 80% of a general price index. The sales tax deferral is recorded as current liabilities under the item "Other taxes and contributions payable” an in non-current liabilities, in the item “Deferral of taxes on sales”.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

d)	Labatt Canada

On January 14, 2007, a R$473,675 loan was contracted, with semiannual interest amortization at the fixed rate of 12.13% p.a. and maturity date on January 18, 2012.

e)	Bond 2017

On July 24, 2007, AmBev, through its wholly-owned subsidiary AmBev International Finance Co. Ltd. (“AmBev International”), issued R$300,000 (“Bond 2017”) in bonds denominated in reais with a fixed interest rate of 9.50% per year, amortized on a half-yearly basis, and maturity on July 24, 2017. These bonds are fully and unconditionally guaranteed by AmBev. The payments of interest and principal will be in US Dollars, based on the exchange rate of the respective payment day.

f)	Promissory Notes

On April 15, 2008 the Company carried out the 1st issuance of Commercial Promissory Notes, in the amount of R$1,500,000, in a single tranche, with remuneration of 102% of CDI. The interest will be fully amortized on the maturity date which will occur on April 10, 2009.

g)	Contractual clauses

As of September 30, 2008, the Company and its subsidiaries is either in compliance with the contractual clauses of its significant loan and financing operations, or the counterparty acknowledges and agrees with the eventual breach.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

9.  CONTINGENCIES

(i) Proceedings with probable loss:

	Parent Company
	9.30.08			6.30.08
	Provisions	Judicial Deposit	Net Provisions	Net Provisions

PIS and COFINS	42,072	(42,072)	-	86
ICMS and IPI	158,538	(1,573)	156,965	170,664
IRPJ and CSLL	53,958	(414)	53,544	56,711
Labor claims	205,765	(154,111)	51,654	72,487
Other	94,777	(9,386)	85,391	84,274
Total	555,110	(207,556)	347,554	384,222

Current liabilities	64,456	-	64,456	64,456
Non-current liabilities	490,654	-	283,098	319,766

	Consolidated
	9.30.08			6.30.08
	Provisions	Judicial Deposit	Net Provisions	Net Provisions

PIS and COFINS	73,097	(55,998)	17,099	17,033
ICMS and IPI	416,148	(1,573)	414,575	440,176
IRPJ and CSLL	72,574	(414)	72,160	81,017
Labor claims	266,171	(161,341)	104,830	126,711
Other	150,511	(10,366)	140,145	140,031
Total	978,501	(229,692)	748,809	804,968

Current liabilities	68,195	-	68,195	68,195
Non-current liabilities	910,306	-	680,614	736,773

	Parent Company
	Balance on 6.30.08	Accruals	Reversals	Payments	Exchange variation/ Monetary restatement	Balance on 9.30.08

PIS and COFINS	41,453	3	-	(1)	617	42,072
ICMS and IPI	172,220	2,731	(4,491)	(8,655)	(3,267)	158,538
IRPJ and CSLL	57,125	92	(3,643)	(56)	440	53,958
Labor claims	218,737	35,081	(34,705)	(13,348)	-	205,765
Other	92,693	3,059	(652)	(731)	408	94,777
Total contingencies	582,228	40,966	(43,491)	(22,791)	(1,802)	555,110
(-) Judicial deposits	(198,006)	(17,171)	6,684	937	-	(207,556)
Total contingencies, net	384,222	23,795	(36,807)	(21,854)	(1,802)	347,554

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

	Consolidated
	Balance on 6.30.08	Accruals	Reversals	Payments	Exchange variation/ Monetary restatement	Balance on 9.30.08

PIS and COFINS	72,126	8	-	(1)	964	73,097
ICMS and IPI	441,732	25,104	(23,687)	(27,801)	800	416,148
IRPJ and CSLL	81,431	439	(6,605)	(41)	(2,649)	72,575
Labor claims	280,862	47,289	(43,538)	(21,953)	3,511	266,171
Other	149,447	11,161	(989)	(15,141)	6,032	150,510
Total Contingencies	1,025,598	84,001	(74,819)	(64,937)	8,658	978,501
(-)Judicial deposits	(220,630)	(17,370)	7,371	937	-	(229,692)
Total contingencies, net	804,968	66,631	(67,448)	(64,000)	8,658	748,809

Main liabilities related to fiscal claims and provisions for contingencies:

a)	PIS and COFINS

The Company and its subsidiaries proposed specific lawsuits with the purpose of ensuring the right to pay PIS and COFINS on sales revenues, exonerating it from the payment of these contributions on other revenues under the terms provided for by Law 9,718/98.

Following the enactment of Law no. 10,637/02 and Law no. 10,833/03, the Company and its subsidiaries began to pay these taxes, as established by prevailing laws.

Some lawsuits were judged definitively by the Federal Supreme Court and the provisions related to these lawsuits already solved were reversed when finally decided.

b)	ICMS and IPI

The Company has several administrative and judicial proceedings related to ICMS and IPI taxes. The reasons for these litigations are, among others, compensations, fulfillment of judicial injunctions exempting from tax payment and credits.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Labor

The Company and its subsidiaries are involved in approximately 4,400 labor proceedings, considered as probable losses, with former employees, mainly related to overtime, dismissals, termination pays and benefits, among others.

d)	Other lawsuits

The Company and its subsidiaries have received notice of infraction and/or NFLDs (Tax Delinquency Notices) brought by the Brazilian Institute of Social Security – INSS. These lawsuits question, among other issues, the collection of contribution on PLR (Profit Sharing) payments, as well as withholding tax thereof to service suppliers.

The Company and its subsidiaries are involved in some lawsuits brought by former distributors who have their contracts terminated. Most of these lawsuits are still being analyzed at first court; only some of them are at superior Courts.

(ii)	Proceedings with probable loss:

The Company and its subsidiaries have other ongoing lawsuits for which, in the opinion of its legal counsels, the risk of loss is possible but not probable. For the lawsuits shown below, the Company’s management understands there is no need for provision:

	Parent Company		Consolidated
	9.30.08	6.30.08	9.30.08	6.30.08

PIS and Cofins	263,659	273,691	309,754	322,339
ICMS and IPI	1,009,633	846,419	1,220,790	1,024,077
IRPJ and CSLL	622,758	599,814	3,844,978	3,775,100
Labor claims	68,984	83,193	76,786	92,375
Civil claims	197,744	198,301	243,923	244,480
Other	262,388	231,824	294,643	263,127
Total	2,425,166	2,233,242	5,990,874	5,721,498

On September 30, 2008, the Company and its subsidiaries do not have contingent assets for which the probability of success is probable to be disclosed.

a)	Profits generated abroad

The Company and its subsidiaries received tax assessments, related to tax authorities’ understanding about the Brazilian laws in connection with taxation in Brazil of profits obtained by subsidiaries or affiliated companies domiciled abroad.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Based on the opinion of its legal advisors, the Company’s management understands that these tax assessments were made based on incorrect analysis of the laws mentioned above, because among other factors: (i) it considers the assumption of availability, which did not exist in prevailing laws in the period referring to the tax assessment; (ii) it disregards the existence of a treaty entered into between Brazil and Spain to avoid double taxation; and (iii) by mistake in the ascertainment of amounts supposedly due.

The Company, based on the opinion of its legal advisors, did not account for provisions in relation to these tax assessments, which totaled R$4,892,221 on September 30, 2008. Considering these factors, as well as the fact that the issue has not been subject-matter of examination yet on highest stage by the Judiciary Court, the Company, based on the opinion of its legal advisors, considered that the amount of R$3,390,011 involves a risk of possible loss, while the amount of R$1,502,211 represents a risk of remote loss.

b)	Labatt Canada

Labatt Canada was assessed by the Canadian Government for the interest rate used in certain related party debts and related party transactions, and other transactions existing in the past. The total amount of the exposure may reach CAD$230,000, equivalent to R$415,290 on December 31, 2007. In the event Labatt Canada is required to pay these amounts, CAD$120,000 will be reimbursed by InBev, equivalent to R$216,673 on December 31, 2007.

During 2008, payments of CAD $103,600, equivalent to R$186,392, have been made on account as required by Canadian tax law. InBev has reimbursed Labatt Canada for a portion of these payments, totaled CAD $79,186, equivalent to R$142,467. Labatt Canada is continuing to challenge these assessments. After considering the transactions in the period, the likely payable amount was assessed at CAD$85,586, equivalent to R$153,982, which is provisioned as “Other liabilities” on September 30, 2008.

c)	Stock subscription bonus

Certain holders of the Company’s subscription bonus issued in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares in an amount lower than the Company considers as established upon the bonus issuance, and also to receive dividends correspondent to these shares since 2003 (in a current amount of approximately R$117,127) besides the legal fees. In case the Company loses the totality of these lawsuits, the issuance of 5,536,919 preferred shares and 1,376,344 common shares would be necessary, receiving in counterentry funds significantly lower than the shares’ market value.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

10.	SOCIAL PROGRAMS

a)	IAPP - Instituto AmBev de Previdência Privada (AmBev Private Pension Plan Institute)

AmBev and its subsidiaries in Brazil sponsor two types of pension plans: a defined contribution plan (open to new participants) and a defined benefit plan (closed to new participants since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by the participants and by the sponsor, and managed by the IAPP. The main purpose of these plans is to supplement the retirement benefits of employees and management. In the quarter ended on September 30, 2008, the Company and its subsidiaries made contributions of R$109 (R$109 on June 30, 2008).

The surplus of assets of IAPP is booked by the Company in its financial statements, under "Other assets”, at the amount of R$18,503 (R$18,503 on June 30, 2008), amount estimated as maximum limit of its future utilization, and considering the legal restrictions that prevent the return of a possible outstanding asset surplus, in the event of a winding up of the IAPP and for which there was no use by means of payment of pension plan benefits.

b)	Medical assistance benefits and others provided directly by the Company and subsidiaries

The Company and its subsidiaries directly provide medical assistance, reimbursement of medicine expenses and other benefits to retired employees, and such benefits are not being granted to new retirements.

On September 30, 2008, the balances of R$103,391 and R$149,179 of the Parent Company and Consolidated respectively (R$101,965 and R$160,953 of the Parent Company and Consolidated respectively, on June 30, 2008), are recognized in the Company’s financial statements in the account “Provision of medical assistance benefits/other”, in Long-term liabilities.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência – FAHZ.

The FAHZ’s primary objectives are to provide the sponsor’s employees and managers with medical/hospital and dental assistance, to sponsor professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or financial agreements with other entities.

The actuarial liabilities related to the benefits provided by the FAHZ were fully offset by its assets on September 30, 2008 at the same date, and the assets surplus was not recorded by the Company in its financial statements.

11.	SHAREHOLDERS' EQUITY

a)	Change in the shareholders’ equity of the Parent Company:

	Subscribed and Paid-up Capital Stock	Capital reserve	Legal reserve	Treasury shares	Statutory Reserve for Investments	Retained earnings	Total

On June 30, 2008	6,544,115	7,919,691	208,832	(107,636)	973,209	1,147,392	16,685,603
Capital increase by capitalization of reserves	55,662	(55,662)	-	-	-	-	-
Goodwill in the subscription of shares	-	3	-	-	-	-	3
Share buyback	-	-	-	(15,316)	-	-	(15,316)
Transfer of shares to shareholders – Plan	-	(3,611)	-	17,642	-	-	14,031
Reversal of the statutory reserve for investment	-	-	-	-	(752,664)	752,664	-
Dividends as interest attributed to shareholders’ equity	-	-	-	-	-	(265,896)	(265,896)
Dividends paid in advance	-	-	-	-	-	(1,346,171)	(1,346,171)
Net income for the period	-	-	-	-	-	949,036	949,036
On September 30, 2008	6,599,777	7,860,421	208,832	(105,310)	220,545	1,237,025	16,021,290

b)	Subscribed and paid-in capital stock

On September 30, 2008, the Company’s capital stock, at the amount of R$6,599,777, was represented by 614,912 thousand shares of which 345,508 thousand are common shares and 269,404 thousand are preferred shares, all of them non-par registered shares.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

At the Board of Directors’ Meeting held on July 25, 2008, the members of the Board ratified the Company shareholders’ subscription of 431,000 common shares and 61,000 preferred shares at the price of R$111.48 and R$123.30 per share, respectively, totaling R$55,662.  The 25,000 common shares and 95,000 preferred shares whose shareholders exercised the right to withdraw provided for in the legislation were deducted from this ratification; the amount of R$14,578 referring to the aforementioned right was reimbursed to shareholders on 7/25/2008.

At the Annual Ordinary and Extraordinary General Meeting held on April 28, 2008, the following changes in the Company’s capital stock occurred:

-
Capital stock increase in the amount of R$307,236, by means of the issuance of 1,814 thousand common shares and 852 thousand preferred shares to Interbrew and Ambrew, all of those shares being paid-up with the partial capitalization of the fiscal benefit ascertained by the Company with the partial amortization of the special goodwill reserve;

-
Capital stock increase in the amount of R$131,672, without the issuance of shares, corresponding to the capitalization of 30% of the fiscal benefit ascertained by the Company with the partial amortization of the incentive reserve;

-	Cancellation of 1,792 thousand common shares and 10,871 thousand preferred shares issued by the Company held in treasury, without decrease of the capital stock amount.

 c)       Authorized capital

The Company is authorized to increase its capital stock up to 700,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which shall resolve on the payment conditions, characteristics of shares to be issued and issuance price, and shall also establish whether the capital stock shall be increased by means of public or private subscription.

d)	Treasury shares

During the quarter ended September 30, 2008, the Company acquired in the market 83 thousand preferred shares at the weighted average cost of R$111.10, the maximum cost being R$123.30, and the minimum cost being R$98.90, and 16 thousand common shares at the weighted average cost of R$98.84, the maximum cost being R$111.48 and the minimum cost being R$86.20.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Changes in the Company’s treasury shares during the year ended on September 30, 2008 were as follows:

	Number of shares - per thousand shares
Description	Preferred	Common	Total	R$
On June 30, 2008	792	69	861	107,636
Movements occurred during the period:
Shared buyback related to the Plan	47	17	64	5,731
Share acquisitions – Market	83	16	99	9,585
Transfer of shares to shareholders of the Plan	(28)	(5)	(33)	(4,290)
Cancellations
Sale of ADR’s (*)	(106)	-	(106)	(13,352)
On September 30, 2008	788	97	885	105,310
(*) American Depositary Receipts

On March 3, 2008, the closing of the share buyback program launched on December 12, 2007 was approved. On this same date, the Company launched a new buyback program to acquire common and preferred shares issued by itself, up to the amount of R$750,000, to be ended on February 26, 2009, in compliance with CVM Instruction no. 10/80 and its subsequent amendments.

e)	Dividends and Interest Attributed to Shareholders’ Equity

The Board of Directors’ Meeting held on September 24, 2008 approved the distribution of: (i) dividends related to the income earned up to August 31, 2008, and allocated to the minimum mandatory dividends of the fiscal year 2008, at the ratio of R$0.94 per common share and R$1.03 per preferred share, without withholding income tax, pursuant to the law in force; and (ii) interest attributed to shareholders’ equity (“JCP”), related the income earned up to August 31, 2008, allocated to the minimum mandatory dividends of the fiscal year 2008, at the ratio of R$0.37 per common share and R$0.41 per preferred share. The distribution of JCP was taxed pursuant to the law in force, resulting in a net distribution of JCP of R$0.31 per common share and R$0.35 per preferred share.

The abovementioned payments were made as from October 13, 2008 (by referendum of the next Annual General Meeting relating to the fiscal year ending on December 31, 2008), based on the shareholding September 29, 2008, for the shareholders of Bovespa and on October 2, 2008, for the shareholders of  NYSE, without monetary restatement. The shares and ADRs were traded ex-dividends as of September 30, 2008.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

The total net amount distributed as dividends and interest attributed to shareholders’ equity was R$1.25 per common share and R$1.38 per preferred share.

12.	SHARE ACQUISITION PLAN (“PLAN”)

AmBev maintains a plan for purchase of shares by employees, in order to align the interests of shareholders with those of employees. The Plan is managed by the Board of Directors. The Board of Directors periodically creates share acquisition plans, defining the terms and categories of employees to be benefited, and determines the price for which the shares will be purchased.

The options granted as from 2006 can be only exercised 5 years after its concession and expire 10 years after the grant date. Should the existing labor agreement come to an end, the rights to the stock options expire under certain conditions.

The beneficiaries of share purchase rights granted as from 2003 are no longer entitled to advances for the purchase of shares. On September 30, 2008, the outstanding balance of advances to employees for the purchase of shares refers to the plans granted before 2003, and amounts to R$29,580 in the consolidated (R$33,265 on June 30, 2008). The loans are guaranteed by the shares purchased.

Movements in outstanding share options for the year ended on September 30, 2008 were as follows:

	Share purchase option – per thousand shares
	9.30.2008		6.30.2008
Description	Preferred	Common	Preferred	Common
Balance of share purchase options exercisable at the beginning of the year	2,956	130	2,290	155
Movements occurred during the period:
Exercised	(28)	(5)	(95)	(19)
Cancelled	(45)	(6)	(42)	(6)
Granted	-	-	803	-
Balance of share purchase options exercisable at the end of the period	2,883	119	2,956	130

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

13.	TREASURY

The Management reviewed information contained in this Note to conform them to the requirements of CVM Resolution 550, as of October 17, 2008.

a)	Overview

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and carry out currency and interest swap operations and currency commodities and forward operations to hedge against the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum, sugar and wheat.

The derivatives mentioned above are contracted for protection purposes only, with no leveraged or speculative positions which does not prevent that redemptions may occur at any time, although the Company really intents to bring them until the maturity date of operation to be protected. The management of the risks involved in these operations is conducted through policies and strategies defined by the management, and include the monitoring of the exposure levels of each market risk, future cash flow forecast and the establishment of exposure limits. Such policy also determines that the update of information in operating systems, as well as the confirmation and standardization of operations with third parties should be carried out with segregated duties.

The management estimates that, based on statistical tools of risk analysis and on characteristics of mapped exposures and consolidated risk-mitigating instruments as of September 30, 2008, results from derivative operations will be substantially offset by corresponding variations in hedged items.

Thus, the management understands that the contracted operations with derivative instruments do not expose the Company to significant risks that may generate material losses originating from foreign exchange variation, interest or other forms of variation, rendering it unnecessary to disclose a table demonstrating the sensitivity analysis, as encouraged by CVM Resolution 550 as of October 17, 2008.

b)	Derivative instruments

In order to reduce the risks of exposure to fluctuations in exchange rates, interest and commodities, the Company contracts derivative instruments.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

To meet its objectives, the Company and its subsidiaries utilize futures contracts traded on forex, interest rate and commodity exchanges, foreign exchange, interest and commodity swaps and non-deliverable forwards and deliverable forwards of currencies. On September 30, 2008, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operation implying in leveraging above the nominal value of their agreements.

The derivative operations are classified per strategy as follows:

a) Financial hedge – operations contracted with the purpose of protecting the Company’s net indebtedness against foreign exchange variations and interest rates. The net results are recognized in financial income in each computation period.

b) Operating hedge - These contracted operations for the specific purpose of reducing the Company’s exposure to the fluctuation of exchange variation and raw material prices, investments, equipment and services to be acquired. Net results of such operations determined at cost value (corresponding to its market value) of these operations are deferred up to the moment of recognition of the hedged item, when the accumulated results are recorded in the corresponding accounts.

c) Fiscal hedge – operations contracted with the purpose of minimizing the fiscal impact of exchange variations originating from operations between the Company and subsidiaries. Net income from these operations is recognized on the accrual basis in the income tax result of each period.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

In the quarters ended on September 30 and June 30, 2008, these instruments’ contracted amounts, as well as their respective fair values and the year-to-date results are as demonstrated in the table below:

		Notional Value (3)		Fair Value		Accumulated effect (2)
Purpose / Risk / Instrument (1)		9.30.08	6.30.08	9.30.08	6.30.08	9.30.08	9.30.07
Foreign Currency	Futures Contracts	1,690,040	930,068	(53,133)	470	190,715	(62,881)
Foreign Currency	Non Deliverable Forwards	852,362	759,762	(14,059)	(32,205)	8,239	1,436
Foreign Currency	Deliverable Forwards	112,336	140,841	(1,395)	(1,951)	1,537	(941)
Interest Rates	Futures Contracts	(1,000,000)	-	(889)	-	(1,973)	-
Commodities	Futures Contracts	355,259	195,595	(27,090)	(5,076)	(28,969)	(19,634)

Commodities	Swaps	596,445	432,657	(75,268)	58,786	(126,520)	(27,273)
Operational Hedge		2,606,442	2.458.923	(171,834)	20,024	43,029	(109,293)
Foreign Currency	Futures Contracts	(348,785)	(236,716)	10,757	(1,040)	(17,061)	46,699
Foreign Currency	Swaps	2,617,701	2,548,897	88,968	(331,861)	314,793	(184,873)
Foreign Currency	Non Deliverable Forwards	1,100,552	1,014,724	311,592	364,003	(133,914)	(2,357)
Interest Rates	Futures Contracts	450,000	395,000	13	(217)	3,100	(3,326)
Interest Rates	Swaps	217,791	(207,871)	16,191	14,102	169	(1,459)
Financial Hedge		4,037,259	3,514,034	427,521	44,987	167,087	(145,316)
Foreign Currency	Futures Contracts	(1,133,648)	(844,185)	39,050	(459)	(172,503)	61,294
Fiscal Hedge		(1,133,648)	(844,185)	39,050	(459)	(172,503)	61,294
Total Derivatives		5,510,053	5,128,772	294,737	64,552	37,613	(193,315)

(1) Futures contracts are traded on futures exchanges and other derivative financial instruments are traded directly with financial institutions.

(2) Income generated by operations during the quarters ended September 30, 2008 and 2007. The amount generated in the quarter ended September 30, 2008, R$(5,416) was recognized in income for the quarter, of which R$167,087 as financial income and R$(172,503) as income tax and social contribution; and the gain of R$43,029 was deferred as deferred losses from financial instruments, partially amortizing accumulated losses in previous periods, which will be recognized in future periods as property, plant and equipment or investment, depending on the nature of each hedge.

(3) For commodity and foreign currency trades, negative amounts represent short positions and positive amounts represent long positions. For interest rate trades, negative amounts show the Company has a net asset position in post-fixed rates and a net liability position in pre-fixed rates.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

These instruments, as of September 30, 2008, at Fair Value and Notional Value per instrument, matured as follows:

		Fair Value
Purpose / Risk / Instrument		2008	2009	2010	2011	> 2012	Total
Foreign Currency	Futures Contracts	(13,402)	(39,731)	-	-	-	(53,133)
Foreign Currency	Non Deliverable Forwards	(15,494)	(1,657)	-	-	3,092	(14,059)
Foreign Currency	Deliverable Forwards	(1,395)	-	-	-	-	(1,395)
Interest Rates	Futures Contracts	-	(259)	(630)	-	-	(889)
Commodities	Futures Contracts	(27,205)	1,415	(1,299)	-	-	(27,090)
Commodities	Swaps	(25,623)	(49,645)	-	-	-	(75,268)
Operational Hedge		(83,119)	(89,877)	(1,929)	-	3,092	(171,834)
Foreign Currency	Futures Contracts	5,986	56	(1,425)	3,866	2,274	10,757
Foreign Currency	Swaps	15,785	4,622	11,086	77,801	(20,327)	88,968
Foreign Currency	Non Deliverable Forwards	-	-	-	254,071	57,523	311,593
Interest Rates	Futures Contracts	-	13	-	-	-	13
Interest Rates	Swaps	(79)	-	17,019	463	(1,213)	16,191

Financial Hedge		21,692	4,691	26,680	336,201	38,257	427,522
Foreign Currency	Futures Contracts	39,049	-	-	-	-	39,049

Fiscal Hedge		39,049	-	-	-	-	39,049
Total Derivatives		(22,378)	(85,186)	24,751	336,201	41,349	294,737

		Notional Value
Purpose / Risk / Instrument		2008	2009	2010	2011	> 2012	Total
Foreign Currency	Futures Contracts	398,844	1,291,195	-	-	-	1,690,040
Foreign Currency	Non Deliverable Forwards	557,341	65,305	-	-	229,716	852,362
Foreign Currency	Deliverable Forwards	112,336	-	-	-	-	112,336
Interest Rates	Futures Contracts	-	(700,000)	(300,000)	-	-	(1,000,000)
Commodities	Futures Contracts	67,838	163,991	32,374	-	91,056	355,259
Commodities	Swaps	250,711	324,650	-	-	21,085	596,445
Operational Hedge		1,387,070	1,145,141	(267,626)	-	341,857	2,606,442
Foreign Currency	Futures Contracts	(180,806)	(1,914)	47,858	(138,787)	(75,136)	(348,785)
Foreign Currency	Swaps	100,000	-	-	1,384,125	1,133,577	2,617,701
Foreign Currency	Non Deliverable Forwards	-	-	-	616,353	484,198	1,100,552
Interest Rates	Futures Contracts	-	450,000	-	-	-	450,000
Interest Rates	Swaps	199,539	-	(584,725)	302,977	300,000	217,791

Financial Hedge		118,733	448,086	(536,867)	2,164,668	1,842,639	4,037,259
Foreign Currency	Futures Contracts	(1,133,648)	-	-	-	-	(1,133,648)

Fiscal Hedge		(1,133,648)	-	-	-	-	(1,133,648)

Total Derivatives		372,155	1,593,227	(804,493)	2,164,668	2,184,496	5,510,053

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

i.	Operating Hedge

During the quarter ended on September 30, 2008, the effect relating to the commodities and currency hedge operations recorded in the statement of income as “Cost of goods sold” were:

Description	Decrease (Increase) in the cost of goods sold

Currency hedge	(44,885)
Hedge of aluminum	8,413
Hedge of sugar	4,988
Hedge of wheat	(3,451)
Hedge of corn	(68)
(35,003)

On September 30, 2008 unrealized losses in the amount of R$32,385 were deferred, in “Deferred loss from financial instruments”. Such loss shall be recognized at debt of the Company’s result: the amount of R$30,188 in “Cost of goods sold”, when corresponding finished products are sold and the remaining balance at operating expense, as it is an expense hedge, or in property, plant and equipment, on the occasion of its acquisition, as it is a Capex hedge.

ii.	Ascertainment of fair value

The Company evaluates derivative instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability ends are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swap’s market value. For the derivative instruments traded on the Stock Exchange, the fair value is calculated according to the adjustment prices disclosed thereby.

As of September 30, 2008, unrealized gains on variable income on derivative operations were limited to the lower value between the “curve” of instruments and the respective market value.

Had the Company recorded its derivative instruments at market value, it would have recorded, for the year ended on September 30, 2008, an additional gain of R$49,978 (R$52,014 on June 30, 2008), presented as follows:

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

			Unrealized gains
Financial instruments	Book value	Market value	of variable nature

Swaps/financial forwards	(30,736)	(30,736)	-
Swaps/operating forwards	(117,811)	(117,811)	-
Deferred currency agreements	(3,327)	(3,327)	-
Deferred interest agreements	(876)	(876)	-
Swaps Bond 11	159,964	146,359	(13,605)
Swaps Bond 13	22,810	(26,655)	(49,465)
Swap Bond 17	(1,213)	(1,292)	(79)
Forwards BRL x CAD Labatt Canada	213,129	311,592	98,463
Interest Rate Swap Labatt Canada	2,819	17,483	14,664
Total derivative instruments	244,759	294,737	49,978

iii.	Margins given as guarantee

Aiming to comply with the guarantees required by the derivative exchanges and/or contractors in certain operations with derivative instruments, as of September 30, 2008 the Company kept an amount of R$85,692 in immediate liquidity or cash investments.

c)	Debt Financial Instruments

The Company’s financial liabilities, mainly represented by bonds and financing operations, are recorded at cost value, monetarily restated at initial interest rates contracted, plus monetary and exchange variations, according to closing indexes for each period.

Had the Company used a method where its financial liabilities could be recognized at market value, it would have recognized an additional loss, before income and social contribution taxes, of approximately R$257,055 on September 30,2008 (R$299,618 on June 30, 2008), as presented below:

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Financial liabilities	Book value	Market value	Difference

Working Capital BRL (Labatt)	1,182,538	1,328,767	(146,229)
Senior Notes – BRL (i)	159,765	173,139	(13,374)
Promissory Notes (ii)	2,053,690	2,053,690	-
Financings in Reais	1,584,997	1,584,997	-
Agro-industrial credit (ii)	513,892	513,892	-
BNDES/FINEP/EGF (ii)	279,699	279,699	-
Resolution 2770 / Compror 2770	111,008	108,848	2,160
Working capital	111,177	109,151	2,026
Bond 2017	305,225	232,276	72,949
Bond 2011 and Bond 2013	1,953,180	2,127,767	(174,587)
Debentures (ii)	2,132,924	2,132,924	-
	10,388,095	10,645,150	(257,055)

(i)	Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.
(ii)	Loans for which book value and market value are similar.

The criterion used to determine the market value of the bonds was based on quotations of investment brokers, on quotations of banks which provide services to AmBev and Labatt Canada and on the secondary market value of bonds on the reference date as September 30, 2008, approximately 110.65% of face value for Bond 2011, 108.00% for Bond 2013 and 76.10% for Bond 2017 (115.53% for Bond 2011, 114.10% for Bond 2013 and 83.69% for Bond 2017 on June 30, 2008).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

d)	Financial income and expenses:

	Parent Company		Consolidated
	9.30.08	9.30.07	9.30.08	9.30.07
Financial income
Exchange variation on financial investments	-	-	13,852	(11,549)
Interest on cash and cash equivalents	8,205	4,186	27,296	19,387
Net gains on derivative instruments	334,963	-	301,773	-
Financial charges on taxes, contributions and judicial deposits	882	7,468	12,085	9,721
Interest on advances to employees for the purchase of shares	1,116	1,916	1,127	1,931
Interest and exchange variation on loans	5,124	44,223	-	-
Other	6,161	3,213	17,267	7,916
	356,451	61,006	373,400	27,406

Financial expenses
Exchange variation on financings	(356,765)	80,485	(342,848)	77,255
Net losses on derivative instruments	-	(144,025)	-	(145,316)
Interest on debts in foreign currencies	(56,101)	(65,298)	(83,628)	(139,366)
Interest on debts in reais	(152,622)	(82,897)	(196,178)	(85,788)
Interest and exchange rate variation on loans	(520,543)	-	615	(726)
Taxes on financial transactions	(5,631)	(20,841)	(6,589)	(22,950)
Financial charges on contingencies and other	(3,253)	(7,409)	(306)	(8,766)
Other	(15,960)	(12,634)	(29,628)	(14,795)
	(1,110,875)	(252,619)	(659,792)	(340,452)

Net financial income	(754,424)	(191,613)	(286,392)	(313,046)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

e)	Concentration of credit risk

A substantial part of the Company’s sales is related to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large spread in the number of customers and control procedures to monitor this risk. Historically, the Company does not record significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, not allowing credit concentration, i.e., the credit risk is monitored and minimized as the negotiations are carried out only with a select group of counterparties highly qualified.

Aiming to minimize the credit risk with its counterparties in material derivative operations, the Company adopts bilateral “trigger” clauses with these counterparties. Pursuant to these clauses, whenever the fair value of an operation exceeds a percentage of its notional value (usually between 10% and 15%), the debtor shall settle the difference related to this limit on behalf of the creditor. As of September 30, 2008, the total amount of this limit is R$239,288 (equivalent to US$125,000) in derivative operations contracted in Brazil, and R$124,430 (equivalent to US$ 65,000) in derivative operations contracted abroad.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

14.           INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Reconciliation of consolidated income and social contribution taxes expenses with their nominal amounts rates

	Year ended on September 30
	2008	2007
Consolidated net income before income and social contribution taxes	1,305,420	1,011,748
Statutory profit sharing and contributions	(8,284)	(40,255)
Consolidated net income before income and social contribution taxes and minority interest	1,297,136	971,493

Expected expense with income and social contribution taxes at nominal rates (34%)	(441,026)	(330,308)
Adjustments to obtain the effective rate resulting from permanent differences:
Goodwill amortization, non-deductible portion (i)	(132,722)	(110,887)
Foreign subsidiaries’ income not subject to taxation	20,164	7,024
Interest attributed to shareholders’ equity	90,405	88,482
Equity gains in subsidiaries	13,781	19,506
Exchange variation on investments	102,159	(16,134)
Permanent additions and exclusions and other	(18,304)	(32,139)
Income and social contribution taxes expenses	(365,543)	(374,456)

(i)
The amortization of nondeductible goodwill comprises the effects of Labatt ApS in Labatt Canada, totaling R$321,173 in the period ended on September 30, 2008 (R$282,362 on September 30, 2007), generating a tax effect as it is not deductible, totaling R$109,199 (R$96,003 on September 30, 2007).

b)	Breakdown of benefit (expenses) of income and social contribution taxes on net income

	Parent Company		Consolidated
	9.30.2008	9.30.2007	9.30.2008	9.30.2007

Current	434	33,112	(327,177)	(201,446)
Deferred	5,335	(136,603)	(38,366)	(173,010)
Total	5,769	(103,491)	(365,543)	(374,456)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Breakdown of deferred taxes

Deferred income and social contribution taxes are recorded to reflect future tax effects on temporary differences between fiscal and accounting basis related to assets and liabilities.
According to CVM Instruction 371, as of June 27, 2002, the Company, based on the expectation of future taxable profits, determined by technical studies approved by the management, also recognized tax assets related to tax losses carryforward and negative basis of social contribution, which do not expire and whose utilization is limited to 30% of annual taxable income. The deferred tax assets accounting balance is reviewed periodically and projections are evaluated annually. Should there be relevant factors, which may modify those projections, they are evaluated by the Company during the fiscal year.

The income and social contribution taxes were calculation based on:

	Parent Company		Consolidated
	9.30.08	6.30.08	9.30.08	6.30.08
Current assets
Tax losses carryforwards	60,000	60,000	262,301	227,218
Temporary differences:
Goodwill future profitability – Mergers	350,770	350,770	350,770	350,770
Provision for interests attributed to shareholders’ equity	87,343	79,775	87,343	79,775
Provision for restructuring	-	-	6,783	7,612
Provision for employees profit sharing	3,068	4,752	4,286	6,530
Provision for marketing and selling expenses	99,916	115,401	110,065	117,518
Others	25,357	32,222	36,721	36,470
	626,454	642,920	858,269	825,893

Long-term assets
Tax losses carryforwards	163,643	33,272	504,394	437,892
Temporary differences:
Provision for losses on tax incentives	3,085	3,085	7,619	7,619
Goodwill future profitability – Mergers	1,560,138	1,647,831	1,560,138	1,647,831
Provision for benefits to employees	35,337	34,668	50,225	52,248
Provision for losses on properties held for sale	12,297	12,307	12,694	12,704
Provision for losses on hedge	86,245	102,630	86,245	102,630
Allowance for doubtful accounts	6,858	8,975	10,389	10,316
Other temporary provisions	172,578	167,447	252,749	263,662
Others	15,657	24,873	77,563	87,486
	2,055,838	2,035,088	2,562,016	2,622,388
Long-term liabilities
Temporary differences
Accelerated depreciation	-	-	30,799	28,802
Others	15,421	16,471	138,288	109,560
	15,421	16,471	169,087	138,362

The management considers that deferred tax assets on temporary differences will be realized proportionally to the ultimate conclusion of contingencies and events that originated them.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Based on technical studies of projections of future taxable income determined according to CVM Instruction 371, the Company estimates to recover the deferred tax assets on tax losses carryforwards of the parent company and subsidiaries located in Brazil and abroad, in the following years:

Amounts in millions of Reais
Year	2009	2010	2011	2012	Total
Amount	257	79	29	139	504

The balance of deferred income tax assets as of September 30, 2008 includes the total effect of tax loss carryforward of Brazilian subsidiaries, including the balance from the acquisition of Cervejarias Cintra Indústria e Comércio Ltda, held in May 2007 which have no expiration dates and are available for offset against future taxable income. Part of tax benefit corresponding to the tax loss carryforward of subsidiaries abroad was not recorded as an asset, as management cannot determine whether its realization is probable.

15.	COMMITMENTS WITH SUPPLIERS

The Company holds agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum, natural gas and property, plant and equipment.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

The Company has the following commitments assumed with suppliers:

On September 30, 2008
Year	2008	2009	2010	2011	Total
Amounts	1,045,139	1,330,586	1,161,218	73,401	3,610,344

On June 30, 2008
Year	2008	2009	2010	2011	Total
Amounts	1,157,501	1,285,940	1,154,561	81,808	3,679,810

16.           OPERATING INCOME (EXPENSES), NET

	Parent Company		Consolidated
	9.30.08	9.30.07	9.30.08	9.30.07
Operating income
Subsidy for investments of subsidiary	42,119	54,002	40,532	57,371
	119	-	-	-
Tax recovery (PIS / Cofins)	2,043	9,427	839	9,427
	124,142	-	298,396	-
Negative goodwill on the advanced settlement of tax benefit	2,141	1,839	4,184	1,839
Other operating income	1,777	21,912	1,945	26,954
	172,341	87,180	345,896	95,591
Operating Expenses
Goodwill amortization	(30,283)	(6,354)	(419,505)	(353,377)
Exchange variation on investments abroad	-	(15,330)	-	(68,602)
PIS/Cofins on other income	(276)	(2,211)	(1,184)	(2,221)
Provision for investment losses	(23,453)	(2,807)	-	-
Provision for inventory losses	-	(3,292)	(824)	(3,499)
Other operating income	(11,602)	(198)	(2,789)	(2,827)
	(65,614)	(30,192)	(424,302)	(430,526)
Other operating income (expenses), net	106,727	56,988	(78,406)	(334,935)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

17.	NON-OPERATING INCOME (EXPENSES), NET

	Parent Company		Consolidated
	9.30.08	9.30.07	9.30.08	9.30.07
Non-operating income
Gain from the disposal of property, plant and equipment	1,862	1,123	6,840	30,685
Gain from the disposal of real estate held for sale	2,092	-	26,745	-
Other non-operating income	335	155	10,360	2,021
	4,289	1,278	43,945	32,706

Non-operating expenses
Loss from the disposal of real estate to be sold	-	(6,461)	-	(6,565)
Provision for restructuring	-	-	(3,349)	(8,555)
Other non-operating expenses	(168)	(255)	(3,595)	(1,868)
	(168)	(6,716)	(6,944)	(16,988)

Total non-operating income (expenses), net	4,121	(5,438)	37,001	15,718

18.	INSURANCE

The Company and its subsidiaries maintain standard programs of security, training, environment and quality in all its units, in order among other purposes, to reduce risks of accidents. In addition, it maintains insurance agreements, which coverage is determined by experts taking into consideration the nature and degree of risks, for amounts deemed sufficient to cover occasional significant losses on its assets and liabilities. Due to their nature, risk assumptions are not included in the scope of a financial statements audit, and therefore were not reviewed by our independent auditors.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

05.01 - COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

For further information on the Company’s performance in the quarter, see the Comments on the Company’s Consolidated Performance.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 – CODE	2 - DESCRIPTION	3 – 9/30/2008	4 - 6/30/2008
1	Total Assets	33,883,273	33,303,781
1.01	Current Assets	7,141,771	6,597,198
1.01.01	Available funds	2,033,297	1,861,371
1.01.01.01	Cash and cash equivalents	2,033,297	1,861,371
1.01.02	Credits	2,005,787	1,613,762
1.01.02.01	Clients	1,175,759	1,006,623
1.01.02.02	Sundry Credits	830,028	607,139
1.01.02.02.01	Securities	71	37,168
1.01.02.02.02	Taxes recoverable	652,168	569,971
1.01.02.02.03	Unrealized gains without derivatives	177,789	0
1.01.03	Inventories	1,636,932	1,566,407
1.01.03.01	Finished products	535,640	487,292
1.01.03.02	Work in process	101,464	94,434
1.01.03.03	Raw materials	546,329	577,822
1.01.03.04	Production materials	298,475	263,649
1.01.03.05	Supplies and other	160,581	147,857
1.01.03.06	Provision for losses	(5,557)	(4,647)
1.01.04	Other	1,465,755	1,555,658
1.01.04.01	Dividends and/or Interest attributed to shareholders’ equity	0	0
1.01.04.02	Deferred income and social contribution taxes	858,269	825,893
1.01.04.03	Prepaid expenses	350,325	437,792
1.01.04.04	Deferred loss of financial instruments	32,385	74,951
1.01.04.05	Other assets	224,776	217,022
1.02	Non-current assets	26,741,502	26,706,583
1.02.01	Long-term assets	3,921,402	4,128,211
1.02.01.01	Sundry Credits	3,476,102	3,636,939
1.02.01.01.01	Compulsory, judicial deposits and tax incentives	415,130	418,461
1.02.01.01.02	Advances to employees for the purchase of shares	29,580	33,265
1.02.01.01.03	Deferred income and social contribution taxes	2,562,016	2,622,388
1.02.01.01.04	Financial investments	256,247	225,295
1.02.01.01.05	Unrealized gains on derivatives	213,129	337,530
1.02.01.02	Credits with Related Parties	0	470
1.02.01.02.01	Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	0	470
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	445,300	490,802
1.02.01.03.01	Assets held for sale	67,745	98,906
1.02.01.03.02	Prepaid expenses	133,824	136,459
1.02.01.03.03	Assets surplus - AmBev Institute	18,503	18,503
1.02.01.03.04	Recoverable taxes	196,483	201,709
1.02.01.03.05	Other assets	28,745	35,225

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2008	4 - 6/30/2008
1.02.02	Permanent Assets	22,820,100	22,578,372
1.02.02.01	Investments	14,341,220	14,657,466
1 02.02.01.01	Interest in direct and indirect associated companies	0	0
1.02.02.01.02	Interest in direct and indirect associated companies – Goodwill	0	0
1.02.02.01.03	Interest in subsidiaries	22,864	18,790
1.02.02.01.04	Interest in subsidiaries – Goodwill	14,297,823	14,618,510
1.02.02.01.05	Other investments	20,533	20,166
1.02.02.02	Property, plant and equipment	6,139,720	5,482,680
1.02.02.03	Intangible assets	435,819	434,173
1.02.02.04	Deferred charges	1,903,341	2,004,053

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2008	4 - 6/30/2008
2	Total liabilities	33,883,273	33,303,781
2.01	Current liabilities	9,414,536	8,201,655
2.01.01	Loans and financings	3,158,146	3,444,406
2.01.02	Debentures	884,894	57,944
2.01.03	Suppliers	1,796,159	1,641,724
2.01.04	Taxes, charges and contributions	1,216,623	1,139,698
2.01.04.01	Income and social contribution taxes	229,559	242,117
2.01.04.02	Other taxes and contributions payable	987,064	897,581
2.01.05	Dividends payable	911,813	304,993
2.01.05.01	Dividends payable	609,292	53,573
2.01.05.02	Provision for interest attributed to shareholders’ equity	302,521	251,420
2.01.06	Provisions	329,042	281,565
2.01.06.01	Contingencies	68,195	68,195
2.01.06.02	Other provisions	260,847	213,370
2.01.07	Accounts payable to related parties	6,917	9,138
2.01.08	Other	1,110,942	1,322,187
2.01.08.01	Payroll, profit sharing and related charges	359,855	299,779
2.01.08.02	Unrealized loss on derivatives	146,158	364,764
2.01.08.03	Marketing accounts payable	333,992	355,946
2.01.08.04	Provision for restructuring	5,457	10,214
2.01.08.06	Other liabilities	265,480	291,484
2.02	Non-current liabilities	8,448,443	8,413,614
2.02.01	Long-term liabilities	8,185,125	8,182,761
2.02.01.01	Loans and financings	5,302,195	4,465,442
2.02.01.02	Debentures	1,248,030	2,065,080
2.02.01.03	Provisions	680,614	736,773
2.02.01.03.01	For contingencies	680,614	736,773
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advances for future capital increase	0	0
2.02.01.06	Other	954,286	915,466
2.02.01.06.01	Deferral of taxes on sales	585,476	584,153
2.02.01.06.02	Provision for medical assistance benefits/Other	149,279	160,953
2.02.01.06.03	Deferred income and social contribution taxes	169,087	138,362
2.02.01.06.04	Deferred net income of debt swap operations	0	0
2.02.01.06.05	Other liabilities	50,444	31,998
2.02.02	Future taxable income	263,318	230,853
2.03	Non-controlling shareholders’ interest	(996)	2,909
2.04	Shareholders' equity	16,021,290	16,685,603
2.04.01	Paid-in capital stock	6,599,777	6,544,115
2.04.02	Capital reserves	7,755,111	7,812,055
2.04.02.01	Stock option premium	0	0
2.04.02.02	Goodwill in the subscription of shares	4,986,223	4,989,897
2.04.02.03	Tax incentives	698,049	698,049

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2008	4 - 3/31/2008
2.04.02.04	Treasury shares	(105,310)	(107,636)
2.04.02.05	Advances for Future Capital Increase	66	55,662
2.04.02.06	Special Goodwill Reserve IN 319/99	2,176,083	2,176,083
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/direct and indirect associated companies	0	0
2.04.04	Profit reserves	429,377	1,182,041
2.04.04.01	Legal	208,832	208,832
2.04.04.02	Statutory	220,545	973,209
2.04.04.02.01	For investments	220,545	973,209
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Retained earnings / accumulated losses	1,237,025	1,147,392
2.04.06	Advances for future capital increase	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008	5 - 7/1/2007 to 9/30/2007	6 - 1/1/2007 to 9/30/2007
3.01	Gross sales and/or services	9,178,456	27,189,452	8,669,724	25,541,259
3.02	Gross sales deductions	(4,368,553)	(12,792,313)	(4,028,006)	(11,719,487)
3.03	Net sales and/or services	4,809,903	14,397,139	4,641,718	13,821,772
3.04	Cost of sales and/or services	(1,682,090)	(4,961,974)	(1,544,041)	(4,654,924)
3.05	Gross profit	3,127,813	9,435,165	3,097,677	9,166,848
3.06	Operating expenses/income	(1,859,394)	(6,262,446)	(2,101,647)	(6,333,937)
3.06.01	Selling	(1,031,776)	(3,124,372)	(1,017,573)	(3,029,440)
3.06.02	General and administrative	(462,888)	(1,464,785)	(436,449)	(1,210,524)
3.06.02.01	Administrative expenses	(186,290)	(571,753)	(194,444)	(581,627)
3.06.02.02	Management fees	1,121	(12,455)	(5,928)	(6,138)
3.06.02.03	Depreciation and amortization	(268,537)	(817,143)	(246,004)	(642,012)
3.06.02.04	Provision for contingencies	(9,182)	(63,434)	9,927	19,253
3.06.03	Financial	(286,392)	(892,694)	(313,046)	(946,464)
3.06.03.01	Financial income	373,400	452,521	27,406	80,132
3.06.03.02	Financial expenses	(659,792)	(1,345,215)	(340,452)	(1,026,596)
3.06.04	Other operating income	345,896	473,964	95,591	234,296
3.06.05	Other operating expenses	(424,302)	(1,273,894)	(430,526)	(1,382,640)
3.06.06	Equity accounting results	68	19,335	356	835
3.07	Operating income	1,268,419	3,172,719	996,030	2,832,911
3.08	Non-operating income	37,001	12,104	15,718	30,076
3.08.01	Income	43,945	51,959	32,706	54,074
3.08.02	Expenses	(6,944)	(39,855)	(16,988)	(23,998)
3.09	Income before taxes/profit sharing	1,305,420	3,184,823	1,011,748	2,862,987
3.10	Provision for income and social contribution taxes	(327,177)	(771,861)	(201,446)	(605,710)
3.11	Deferred income tax	(38,366)	(288,399)	(173,010)	(486,526)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008	5 - 7/1/2007 to 9/30/2007	6 - 1/1/2007 to 9/30/2007
3.12	Statutory Contributions/Profit Sharing	(8,284)	(37,572)	(40,255)	(72,570)
3.12.01	Profit Sharing	(8,284)	(37,572)	(40,255)	(72,570)
3.12.01.01	Employees	(11,880)	(39,329)	(38,134)	(69,875)
3.12.01.02	Management	3,596	1,757	(2,121)	(2,695)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.14	Minority interest	17,443	7,952	(7,212)	(13,788)
3.15	Net income for the period	949,036	2,094,943	589,825	1,684,393
	NUMBER OF OUTSTANDING SHARES EXCLUDING TREASURY SHARES (in Thousands)	614,027	614,027	620,833	620,833
	EARNINGS PER SHARE (Reais)	1.54559	3.41181	0.95005	2.71312
	LOSS PER SHARE (Reais)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICEx BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2008	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

08.01 - COMMENTS ON THE CONSOLIDATED COMPANY’S PERFORMANCE IN THE QUARTER

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR	September 30, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %

7 - TYPE OF COMPANY	8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	C.R.B.S. S/A	56.228.356/0001-31	PRIVATE SUBSIDIARY	1.00	0.01
COMMERCIAL, INDUSTRIAL AND OTHER	3	3

02	DAHLEN S/A	. . / -	PRIVATE SUBSIDIARY	100.00	0.25
COMMERCIAL, INDUSTRIAL AND OTHER	480	480

03	BSA BEBIDAS LTDA.	00.838.818/0001-88	PRIVATE SUBSIDIARY	100.00	0.06
COMMERCIAL, INDUSTRIAL AND OTHER	31,595	31,595

04	AMBEV BRASIL BEBIDAS LTDA	73.082.158/0001-21	PRIVATE SUBSIDIARY	99.50	4.13
COMMERCIAL, INDUSTRIAL AND OTHER	342,896	77,084

05	ANEP ANTARCTICA PAULISTA EMPREEND. E PARTICIP. LTDA	01.131.570/0001-83	PRIVATE SUBSIDIARY	100.00	0.60
COMMERCIAL, INDUSTRIAL AND OTHER	669,019	669,019

06	FRATELLI VITA BEBIDAS S/A	73.626.293/0001-90	PRIVATE SUBSIDIARY	77.97	1.94
COMMERCIAL, INDUSTRIAL AND OTHER	345	345

07	HOHNECK	. . / -	PRIVATE SUBSIDIARY	50.69	3.57
COMMERCIAL, INDUSTRIAL AND OTHER	602,468	602,468

08	AGREGA INTELIGÊNCIA EM COMPRAS LTDA.	04.294.012/0001-27	PRIVATE SUBSIDIARY	50.00	0.06
COMMERCIAL, INDUSTRIAL AND OTHER	55	55

09	GOLDENSAND COM.SERV.SOC.UNIPESSOAL LDA	. . / -	PRIVATE SUBSIDIARY	100.00	-1.50
COMMERCIAL, INDUSTRIAL AND OTHER	1	1

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR	September 30, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %

7 - TYPE OF COMPANY	8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

10	AROSUCO AROMAS E SUCOS LTDA.	03.134.910/0001-55	PRIVATE SUBSIDIARY	99.70	5.67
COMMERCIAL, INDUSTRIAL AND OTHER	1	1

11	LABATT HOLDING APS	. . / -	PRIVATE SUBSIDIARY	99.99	72.71
COMMERCIAL, INDUSTRIAL AND OTHER	1,000,017	1,000,017

12	MALTARIA PAMPA S/A	. . / -	PRIVATE SUBSIDIARY	60.00	1.15
COMMERCIAL, INDUSTRIAL AND OTHER	1,439,147	1,439,147

13	EAGLE DISTRIBUIDORA DE BEBIDAS S/A	12.268.405/0001-94	PRIVATE SUBSIDIARY	95.43	17.35
COMMERCIAL, INDUSTRIAL AND OTHER	390	390

14	LAMBIC HOLDING	. . / -	PRIVATE SUBSIDIARY	87.09	2.75
COMMERCIAL, INDUSTRIAL AND OTHER	13,641	13,641

15	FAZENDA DO POÇO S/A-AGRÍCOLA E FLOREST.	04.768.362/0001-88	PRIVATE SUBSIDIARY	91.41	0.01
COMMERCIAL, INDUSTRIAL AND OTHER	967	967

16	QUILMES INDUSTRIAL S.A	. . / -	PRIVATE SUBSIDIARY	42.43	4.85
459,039	459,039

17	AMBEV INTERNATIONAL.	. . / -	PRIVATE SUBSIDIARY	100.00	0.27
COMMERCIAL, INDUSTRIAL AND OTHER	70	70

18	CERVEJARIAS REUNIDAS SKOL CARACU S/A	33.719.311/0001-64	PRIVATE SUBSIDIARY	11.84	0.57
COMMERCIAL, INDUSTRIAL AND OTHER	1	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR	September 30, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	01

2 - No. ORDER	1

3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2006/030

4 - REGISTRY DATE AT CVM	07/28/2006

5 - ISSUED SERIES	1

6 - TYPE OF ISSUANCE	SIMPLE

7 - NATURE OF ISSUANCE	PUBLIC

8 - DATE OF ISSUANCE	07/01/2006

9 - EXPIRATION DATE	07/01/2009

10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE

11 - CONDITION OF CURRENT REMUNERATION	Interest on 101.75% of the CDI Rate

12 - PREMIUM/NEGATIVE GOODWILL

13 - NOMINAL VALUE (Reais)	10,000.00

14- AMOUNT ISSUED (Thousands of Reais)	817,050

15- NUMBER OF SECURITIES ISSUED (UNIT)	81,705

16 - OUTSTANDING SECURITIES (UNIT)	81,705

17 - TREASURY SECURITIES (UNIT)	0

18 - REDEEMED SECURITIES (UNIT)	0

19 – CONVERTED SECURITIES (UNIT)	0

20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0

21 - DATE OF THE LAST RENEGOTIATION

22 - DATE OF NEXT EVENT

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR	September 30, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	02

2 - No. ORDER	2

3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2006/031

4 - REGISTRY DATE AT CVM	07/28/2006

5 - ISSUED SERIES	2

6 - TYPE OF ISSUANCE	SIMPLE

7 - NATURE OF ISSUANCE	PUBLIC

8 - DATE OF ISSUANCE	07/01/2006

9 - EXPIRATION DATE	07/01/2012

10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE

11 - CONDITION OF CURRENT REMUNERATION	Interest on 102.50% of the CDI Rate

12 - PREMIUM/NEGATIVE GOODWILL

13 - NOMINAL VALUE (Reais)	10,000.00

14- AMOUNT ISSUED (Thousands of Reais)	1,248,030

15- NUMBER OF SECURITIES ISSUED (UNIT)	124,803

16 - OUTSTANDING SECURITIES (UNIT)	124,803

17 - TREASURY SECURITIES (UNIT)	0

18 - REDEEMED SECURITIES (UNIT)	0

19 – CONVERTED SECURITIES (UNIT)	0

20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0

21 - DATE OF THE LAST RENEGOTIATION

22 - DATE OF NEXT EVENT

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR	September 30, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2         COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV         02.808.708/0001-07

16.01 - OTHER INFORMATION DEEMED AS REVELANT BY THE COMPANY

STATEMENTS OF CONSOLIDATED CASH FLOW
For the quarters ended on September 30, 2008 and 2007

In thousands of Reais
	9.30.08	9.30.07
Operating activities
Net income for the quarter	949,036	589,825
Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization of deferred charges	391,400	365,560
Amortized goodwill, net of realized negative goodwill	419,505	353,377
Tax, labor and other contingencies	9,182	(9,927)
Negative goodwill in the settlement of tax incentives	(4,184)	(1,839)
Financial charges on tax and fiscal contingencies	(4,768)	8,774
Provision (reversal) for losses in inventories and permanent assets	824	3,499
Provision for restructuring	3,349	8,555
Financial charges and variations on the stock ownership plan	(1,127)	(1,931)
Financial charges and variations on taxes and contributions	1,423	4,104
Loss (gain) in the disposal/write-off of permanent assets	(2,796)	6,491
Exchange variation and charges on financings	596,282	99,096
Exchange variation and unrealized losses (gains) on financial assets	(188,485)	55,074
Decrease in deferred income and social contribution taxes	38,366	173,010
Exchange variation on subsidiaries abroad that do not affect cash	(298,396)	68,602
Minority interest	(17,443)	7,212
Equity in the results of subsidiaries	(68)	(356)
Loss (Recovery) of extemporaneous credits	(839)	(9,427)
Interest gain (loss) in subsidiaries	(119)	185
Decrease (increase) in assets
Trade accounts receivable	(86,329)	(58,324)
Taxes recoverable	(10,487)	(39,721)
Inventories	71,196	74,957
Judicial deposits	(7,384)	35,541
Prepaid expenses	49,271	73,317
Other	88,304	(56,124)

Increase (decrease) in liabilities
Suppliers	35,135	382,375
Salaries, profit sharing and social charges	34,964	58,515
Income tax, social contribution and other taxes	(196,678)	57,054
Contingencies paid	(64,850)	(41,324)
Other	(80,431)	(31,687)

Cash generated by operating activities	1,723,853	2,174,463
Investing activities
Marketable securities, maturity over 90 days	26,554	(12,888)
Disposal of property, plant and equipment and investments	96,777	28,201
Acquisition of property, plant and equipment	(550,982)	(466,228)
Expenditures in deferred charges	-	(7,038)

Cash used in investing activities	(427,651)	(457,953)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR	September 30, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2         COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV         02.808.708/0001-07

16.01 - OTHER INFORMATION DEEMED AS REVELANT BY THE COMPANY

Financing activities
Financings
Issuance	1,100,355	1,809,424
Amortization	(1,451,954)	(2,549,424)
Changes in the capital of minority shareholders	10,286	(1,433)
Capital increase / AFAC	(14,558)	178
Advances to employees for purchase of shares - Plan	7,546	(64)
Share buyback	(1,103)	(286,409)
Payment of dividends and interest attributed to shareholders’ equity	(960,136)	(15,385)

Cash used in financing activities	(1,309,564)	(1,043,113)

Exchange rate gains or losses on cash	185,288	(22,621)

Increase in cash and cash equivalents	171,926	650,776

Opening balance of cash and cash equivalents	1,861,371	1,379,922
Closing balance of cash and cash equivalents	2,033,297	2,030,698

Increase in cash and cash equivalents	171,926	650,776
Additional information on cash flow
Payment of interest on loans	174,283	159,684
Payment of income and social contribution taxes on net profits	101,366	130,677

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR	September 30, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2         COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV         02.808.708/0001-07

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

Independent Auditors Report on Review

To
The Management of
Companhia de Bebidas das Américas - AmBev
São Paulo - SP

1.
We have reviewed the accounting information included in the Quarterly Information (ITR) of Companhia de Bebidas das Américas - AmBev and of this Company and its subsidiaries (consolidated information) related to the quarter ended September 30, 2008, including the balance sheets, the statements of income, the statement of consolidated cash flows, the performance report and footnotes, which are the responsibility of its management.

2.
Our review was performed in accordance with specific standards established by IBRACON - the Brazilian Institute of Independent Auditors, together with the Federal Accounting Council - CFC, and mainly consisted of: (a) inquiries and discussions with the persons responsible for the Company’s accounting, financial and operational areas as to the main criteria adopted for the preparation of the Quarterly Information; and (b) review of information and subsequent events that had or might have had material effects on the financial position and operations of the Company and its subsidiaries.

3.
Based on our review, we are not aware of any material modification that should be made to the accounting information included in the Quarterly Information mentioned above for these to be in accordance with the rules established by the Brazilian Securities Commission - CVM specifically applicable to the preparation of the Quarterly Information, including CVM Instruction nº 469/08.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR	September 30, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2         COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV         02.808.708/0001-07

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

4.
As mentioned in Note 2a, on December 28, 2007, Law 11,638/07 was promulgated, which came into effect as from January 1, 2008. This Law changed, revoked and introduced new provisions to Law 6,404/76 (Brazilian Corporate Law), resulting in changes to the accounting practices adopted in Brazil. Although the referring Law has already came into effect, certain changes introduced by this Law depend on the issuance of formal guidance and definitions from the regulatory bodies before being applied by the companies. Consequently, at this transitional phase, the CVM, through CVM Instruction nº 469/08, allowed the non-application of all provisions introduced by Law 11,638/07 in the preparation of the Quarterly Information (ITR). Therefore, the accounting information included in the Quarterly Information for the quarter ended September 30, 2008, were prepared in accordance with specific CVM instructions and do not contemplate all changes to the accounting practices introduced by Law 11,638/07.

November 4, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo	Guilherme Nunes
Accountant CRC 1SP113939/O-8	Accountant CRC 1SP195631/O-1

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR	September 30, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	NOTES TO THE FINANCIAL STATEMENTS	10
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	61
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	62
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	64
07	01	CONSOLIDATED STATEMENT OF INCOME	66
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	68
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	69
10	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	71
16	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	73
17	01	SPECIAL REVIEW REPORT	76
		C.R.B.S. S/A
		DAHLEN S/A
		BSA BEBIDAS LTDA
		AMBEV BRASIL BEBIDAS LTDA
		ANEP ANTARCTICA PAULISTA EMPREEND E PARTICIP
		FRATELLI VITA BEBIDAS S/A
		HOHNECK
		AGREGA INTELIGÊNCIA EM COMPRAS LTDA
		GOLDENSAND COM.SERV.SOC.UNIPESSOAL LDA
		AROSUCO AROMAS E SUCOS LTDA
		LABATT HOLDING APS
		MALTARIA PAMPA S/A
		EAGLE DISTRIBUIDORA DE BEBIDAS LTDA
		LAMBIC HOLDING
		FAZENDA DO POCO S/A AGRICOLA E FLOREST.
		QUILMES INDUSTRIAL S/A
		AMBEV INTERNATIONAL
		CERVEJARIAS REUNIDAS SKOL CARACU S/A	/79

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: November 06, 2008	By:	/s/ Graham David Staley
Graham David Staley
Chief Financial Officer and Investor Relations